Simpson Thacher & Bartlett LLP

425 Lexington Avenue
New York, NY 10017

telephone: +1-212-455-2000
facsimile: +1-212-455-2502

Direct Dial Number
+1-212-455-3974

E-mail Address
jonathan.gaines@stblaw.com

August 28, 2026

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: BlackRock TCP Capital Corp.
File No. 814-00899
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

On behalf of BlackRock TCP Capital Corp. (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of the amended class action complaint in *In re BlackRock TCP Capital Corp. Securities Litigation*, case 2:26-cv-01102-AB-DFM, filed on August 24, 2026 in the United States District Court for the Central District of California by Matthew Zuliani and Thea Zuliani, as lead plaintiffs, individually and on behalf of all others similarly situated, against the Company and certain of its current and former executive officers as the defendants.

Any questions or comments on this submission should be directed to the undersigned at (212) 455-3974.

Very truly yours,

/s/ Jonathan H. Gaines
Jonathan H. Gaines

cc: Diana Huffman, BlackRock TCP Capital Corp.

Lisa T. Omoto SBN 303830
E-mail: lomoto@faruqilaw.com
FARUQI & FARUQI, LLP
1901 Avenue of the Stars, Suite 1060
Los Angeles, CA 90067
Telephone: 424-256-2884
Facsimile: 424-256-2885

James M. Wilson, Jr. (admitted *pro hac vice*)
FARUQI & FARUQI, LLP
685 Third Avenue, 26th Floor
New York, NY 10017
Telephone: 212-983-9330
Facsimile: 212-983-9331
Email: jwilson@faruqilaw.com

Robert W. Killorin (admitted *pro hac vice*)
FARUQI & FARUQI, LLP
3565 Piedmont Road NE Building Four
Suite 380
Atlanta, GA 30305
Telephone: 404-847-0617
Facsimile: 404-506-9534
Email: rkillorin@faruqilaw.com

Attorneys for Lead Plaintiffs Matthew Zuliani and Thea Zuliani

UNITED STATES DISTRICT COURT CENTRAL DISTRICT OF CALIFORNIA

IN RE BLACKROCK TCP CAPITAL CORP. SECURITIES LITIGATION	Case No. 2:26-cv-01102-AB-DFM **<u>Causes of Action</u>** Count I – Violations of Section 10(b) of the Securities Exchange Act and Rule 10b-5 Promulgated Thereunder Count II – Violations of Section 20(a) of the Securities Exchange Act **AMENDED CLASS ACTION COMPLAINT** **<u>CLASS ACTION</u>** **JURY TRIAL DEMANDED**

TABLE OF CONTENTS

Lead Plaintiffs Matthew Zuliani and Thea Zuliani ("Plaintiffs"), individually and on behalf of all other persons who purchased BlackRock TCP Capital Corp. ("BlackRock," "TCPC," or the "Company") common stock (NASDAQ: TCPC) between November 6, 2024 and January 23, 2026, inclusive (the "Class Period"), allege the following based upon personal knowledge as to themselves and their own acts, and upon information and belief as to all other matters. Plaintiffs' information and belief is based upon the investigation of counsel, which included review of: (i) BlackRock's filings with the U.S. Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q, and 8-K; (ii) the Company's press releases, earnings presentations, investor materials, and other publications referenced herein which were disseminated by and/or concern BlackRock, Rajneesh Vig ("Vig"), Philip Tseng ("Tseng"), and Erik L. Cuellar ("Cuellar") (collectively, "Defendants"); (iii) transcripts of the Company's quarterly earnings conference calls; (iv) securities analyst reports and advisories concerning the Company; (v) public filings of other business development companies holding exposure to the same portfolio companies; (vi) filings in bankruptcy proceedings involving those portfolio companies; (vii) wire and press reports; (viii) publicly available trading data for the Company's common stock; and (ix) other publicly available information. Many additional facts supporting the allegations are known only to Defendants and/or are within their exclusive custody or control. Plaintiffs believe that additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

SUMMARY OF THE ACTION

1. BlackRock is a publicly traded business development company ("BDC") that focuses on making loans to middle-market companies and investing

in their debt securities. BlackRock's holdings are diverse, and they include investments in software, healthcare, business services, and commercial goods.

2. Despite the diversity of its investments, on January 23, 2026, BlackRock shocked the market by issuing a rare off-cycle announcement reporting that its Net Asset Value ("NAV") of its entire portfolio – the main financial metric for BDCs like BlackRock that is inextricably linked to the stock price value – had suddenly dropped by a whopping 19% for no clear reason. There was no corresponding drop for BlackRock's peers. ***In fact, BlackRock's fourth quarter over third quarter NAV drop was over nine times the average of its peers.***[1]

3. The answer for the drop in NAV turned out to be that BlackRock had not been ***marking*** its loans fairly and accurately and was not accounting for its investments fairly and accurately. Marking is the term used for the process of adjusting the recorded book value of a loan on a financial institution's balance sheet to reflect its current fair market value or changing credit risk status. Simply put, ***BlackRock had been cooking the books*** to maintain high stock prices.

4. During the Class Period, between November 6, 2024 and January 23, 2026, BlackRock's stock price was improperly inflated due to the improper accounting and valuation that inflated its NAV. BlackRock's shift to fair accounting practices that was revealed on January 23, 2026, caused the publication of accurate, and much lower NAV numbers for BlackRock's investments (loans, debt, and equity) causing the Company's stock price to plummet nearly 13%, which caused significant losses to investors who purchased during the Class Period based on the Defendants' fraudulent representations to the market.

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[1] For Q4 2025 BlackRock's drop in NAV was approximately 10 times the average of its peers. *See* A BDC Reporter: Performance Master Table -LATEST - Google Drive.

5. Though Defendants did not expressly acknowledge the shift from an improper valuation, an analyst from Wells Fargo called out BlackRock in an Equity Research report:

> We don't know "the Why" behind this 8-K, but it feels as if HPS [a private lender BlackRock acquired in July 2025] showed up and marked NAV as they see fit, and now it's a much more conservative fair market value.

6. Indeed, Defendants appeared to tacitly acknowledge a shift in valuation processes as a result of the Highbridge Principal Strategies Investment Partners ("HPS") merger in the January 23 Form 8-K when, for the first time, the Company expressly claimed its new Private Financing Solutions ("PFS") platform that had been created with HPS in August 2025 to, among other things, enhance its deal pipeline, was also supporting portfolio data collection and information flow in collaboration with third-party pricing vendors and valuation firms.

7. When BlackRock changed its accounting standards and methods to ones that fairly and appropriately reflected NAV, a number of BlackRock's key loans lost tremendous value, causing a total NAV loss of nearly 19% or over $140 million. When this news was disclosed to the market, BlackRock's stock price plunged nearly 13%.

8. Analysts were not the only ones questioning BlackRock's prior accounting and valuation practices. BlackRock's improper marking practices triggered a Department of Justice ("DOJ") investigation into the Company, focusing on BlackRock's internal accounting and valuation practices soon after the January 23 bombshell to the market.

9. Multiple news sources reported on the DOJ investigation. Fortune Magazine reported on it as follows:

> ***The Manhattan US Attorney's office in recent months has been seeking information about BlackRock TCP Capital Corp.***, a publicly traded business development company, said the people, who asked not to be identified discussing a private matter. Executives have been questioned as part of the probe, one of the people said.
>
> *******
>
> TCPC filed a rare off-cycle disclosure in January that said it expected to slash the value of its assets by 19%. That sent shares of the fund plunging 13% on Jan. 26, the most since March 2020. ***A number of class-action lawsuits have since been filed on behalf of investors that claim it made " materially false" statements and that it didn't properly value its loans.***[2]

10. BlackRock's improper accounting practices gave rise to not only this securities class action, but to another action brought in state court pursuant to Sections 11, 12 and 15 of the Securities Act of 1933, in which it is alleged: "***Defendants' inflated net asset value ("NAV") calculations for its mutual funds, which resulted from its accounting practices***[.]"[3]

11. According to one analyst, BlackRock's obvious change to more accurate accounting was "a start[.]"[4] Of course, to investors who paid inflated

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[2] Olivia Fishlow, Ava Benny-Morrison, and Bloomberg, *BlackRock Private Credit Fund's Valuations Are Probed By DOJ*, Fortune (May 17, 2026), *at* https://fortune.com/2026/05/17/blackrock-private-credit-funds-valuations-doj-probe-tcp-capital-tcpc/.

[3] Class Action Complaint ¶ 2, *Phelps et al. v. BlackRock Inc. et al.,* Case No. 158747/2026 (N.Y. Sup. Ct. July 13, 2026).

[4] *See* Finian P. O'Shea & Jordan Wathen, *BlackRock TCP Capital Corp., Prelim Results Est. 19% NAV Hit*, Wells Fargo Equity Research (Jan. 23, 2026).

prices during the Class Period, and suffered stock price drops totaling over 22% of their investment, it was a very bad finish.

JURISDICTION AND VENUE

12. The claims asserted herein arise under Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. §§ 78j(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

13. This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 and Section 27 of the Exchange Act, 15 U.S.C. § 78aa.

14. Venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1391(b). BlackRock maintains its principal executive offices in Santa Monica, California, within this District. Substantial acts in furtherance of the alleged violations, including the preparation and dissemination of the materially false and misleading statements alleged herein, occurred in substantial part within this District.

15. Defendants used the means and instrumentalities of interstate commerce, including the United States mails, interstate telephone communications, and the facilities of a national securities exchange.

PARTIES

A. PLAINTIFFS

16. Plaintiffs Matthew Zuliani and Thea Zuliani, as set forth in their joint certification filed at ECF No. 19-2 at Exhibit B and incorporated herein by reference, purchased BlackRock common stock during the Class Period at artificially inflated prices and were damaged thereby.

B. DEFENDANTS

17. Defendant BlackRock TCP Capital Corp. is a Delaware corporation with its principal executive offices at 2951 28th Street, Suite 1000, Santa Monica,

California 90405. The Company is an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940 (the "1940 Act") (15 U.S.C. §§ 80a-1–80a-64), and has elected to be treated as a regulated investment company for federal income tax purposes. Its common stock trades on the NASDAQ Global Select Market under the ticker "TCPC."

18. Defendant Rajneesh Vig served as the Company's President at the time of its 2012 initial public offering. He was named Chief Executive Officer ("CEO") effective August 5, 2021, and Chairman of the Board effective September 30, 2021. In the Company's Form 8-K filed September 16, 2024, BlackRock announced Vig's resignation from BlackRock TCP Capital Corp. and its board of directors.

19. Defendant Philip Tseng succeeded Vig as the Company's CEO and Chairman of the Board effective November 6, 2024. He also has the title of Co-Chief Investment Officer.

20. Defendant Erik L. Cuellar has served as the Company's Chief Financial Officer ("CFO") and Treasurer since 2021. He is still employed by the Company.

21. Defendants Vig, Tseng, and Cuellar are referred to collectively herein as the "Individual Defendants." Each Individual Defendant, by virtue of his senior position, participation in the Company's quarterly reporting process, and direct communications with investors, possessed the power and authority to control the contents of the Company's SEC filings, press releases, investor presentations, and earnings calls, and was provided with copies of or drafted the statements alleged herein before or shortly after their issuance and had the ability and opportunity to prevent their issuance or to cause them to be corrected.

SUBSTANTIVE ALLEGATIONS

A. BLACKROCK'S BUSINESS AND RECENT MERGERS

22. BlackRock is a business development company[5] which raises funds from investors and then uses those funds to make loans to small and midsize businesses as an alternative to bank financing. BlackRock then seeks to generate returns through a combination of contractual interest payments on its debt investments, origination and similar fees, and, to a lesser extent, equity appreciation. The Company's typical investments are in middle-market companies, which it generally defines as those with enterprise values between $100 million and $1.5 billion.

23. BlackRock's stated investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection, primarily by investing in the debt of middle-market companies. BlackRock TCP Capital Corp., Quarterly Report 31 (Form 10-Q) (Nov. 6, 2024). As of the fourth quarter of 2025, the Company's consolidated investment portfolio consisted of 141 portfolio companies with a total fair value of approximately $1.5 billion, of which 92.5% was invested in senior secured debt (87.4% first lien) and approximately 7.5% in equity investments.

24. On March 18, 2024, the Company completed its acquisition of BlackRock Capital Investment Corporation, an affiliated, publicly traded BDC.

25. On July 1, 2025, BlackRock acquired HPS Investment Partners, a private credit firm. Defendant Tseng touted the acquisition of HPS during an August 7, 2025 conference call:

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[5] BlackRock operates as a business development company ("BDC"), regulated under the 1940 Act.

This acquisition positions BlackRock to capitalize on the enormous opportunities that lay ahead in private credit. To fully capture those, BlackRock and HPS created a new platform called Private Financing Solutions, or PFS. PFS combines the firm's private credit and GPLP solutions and liquid and private credit CLO businesses into one single integrated platform. With more than $280 billion in total assets under management, PFS is well positioned to provide both public and private income solutions. We expect TCPC to benefit from the PFS platform in several ways.

First, BlackRock is centralizing its private investment sourcing and origination teams within PFS to maximize collaboration and effectiveness. TCPC will continue to directly source investments and will also leverage PFS' extensive deal sourcing and origination capabilities to expand our pipeline.

Second, the new PFS platform enhances our investment expertise and resources. With decades of experience executing thousands of successful private credit transactions spanning performing and special situations across market cycles we are already benefiting from the team's deep experience, knowledge and insights. We recently welcomed 3 senior credit investors from HPS to our Investment. Committee, and expect our close collaboration with the broader PFS team will enhance our sourcing, underwriting and portfolio management capabilities now and over the long term.

Third, BlackRock is now positioned as one of a few firms that can lead large private credit transactions. We're excited about the opportunity to participate in larger transactions where we are a lender of influence and that offer compelling risk-adjusted returns.

B. BLACKROCK'S CRITICAL FINANCIAL METRIC IS NET ASSET VALUE, WHICH RELATES DIRECTLY TO ITS STOCK PRICE

26. The most significant and material financial metric on which investors rely to determine the financial health of and future prospects for a BDC for investment purposes is its Net Asset Value or "NAV". NAV is the value of a BDC's total assets less its total liabilities, expressed on a per-share basis. Because a BDC's assets consist almost entirely of investments, NAV is a direct arithmetic function of the value of those investments—this is the reason NAV is stated on a per share basis. An overstatement of portfolio fair value thus inflates reported NAV dollar for dollar.

27. NAV is not merely one metric among many for a BDC. It is the most significant and material publicly disclosed financial metric for a BDC because it determines:

a. the trading price of the BDC's shares, which the market prices as a premium or discount to NAV;

b. the BDC's ability to issue equity, since Section 63(2) of the 1940 Act generally prohibits a BDC from selling common stock below NAV without shareholder approval;

c. the BDC's compliance with the asset coverage requirements of Sections 18 and 61 of the 1940 Act, because NAV is the denominator of the leverage calculation;

d. covenant compliance under the BDC's credit facilities; and

e. the base management fee paid to the external advisor.

28. Because a BDC's shares trade by reference to its NAV, the accuracy and timeliness of the fair values underlying NAV is of central importance to investors.

29. Likewise, the mechanical relationship between NAV and leverage is as straightforward as it is vital to all BDCs. NAV essentially represents the value of the Company's equity. That equivalence follows directly from basic accounting principles: Total Assets = Total Liabilities + Equity. Rearranged that equation provides: Equity = Total Assets - Total Liabilities.

30. "Net assets" is calculated in a similar manner: the value of everything the Company owns (investments, cash, and other assets) minus everything it owes (debt and other liabilities). The result is the residual value belonging to shareholders—*i.e.*, Equity.

31. The Company's own balance sheets found in SEC filings illustrate this relationship. For example, as of September 30, 2025, BlackRock's total assets of $1,810,880,632 less total liabilities of $1,070,856,969 equaled net assets of $740,023,663. The NAV per share is then determined by dividing this figure by the total shares outstanding.

32. When the value of the Company's investments declines, so too does the value of its total assets. Accordingly, NAV declines as well, while its outstanding debt obligations generally remain unchanged. The dollar-for-dollar effect on NAV is therefore a matter of arithmetic. Because Total Assets must equal Total Liabilities plus Net Assets (*i.e.*, Equity), any change in Total Assets (*e.g.*, declining fair value of an investment) must be reflected by an equal and opposite change in Total Liabilities or Net Assets. If the Company's debt does not change, every dollar by which an investment's fair value declines must come directly out of net assets because there is nowhere else for that dollar to go. Thus, a $10 million markdown on a single loan, with all else held constant, reduces total assets by $10 million, leaves total liabilities unchanged, and reduces net assets by exactly $10 million. The leverage ratio, in turn, is expressed as a fraction:

$$\textit{Leverage Ratio} = \textit{Total Debt} \div \textit{Net Assets}$$

33. Because net assets are the denominator of the leverage ratio, a decline in the fair value of the Company's investments reduces the denominator without reducing the numerator, thereby increasing the leverage ratio even if the Company borrows not one additional dollar. The Company's own disclosures illustrate the point as follows.

34. As of September 30, 2025, the Company reported total debt of $1,051.6 million against net assets of $740 million, corresponding to a NAV of $8.71 per share reflected as follows:

$$\$1{,}051.6 \div \$740.0 \approx 1.42x$$

35. By December 31, 2025, NAV per share had fallen 19%, to $7.07 per share, and net assets had declined, also by 19%, to approximately $598 million, a decrease of $142.1 million. Total debt, by contrast, remained approximately $1,035.5 million, approximately a 1.5% decrease. This produced a leverage ratio of:

$$\$1{,}035.5 \div \$598 \approx 1.73x$$

36. While the numerator remained largely unchanged, the denominator dropped because net assets fell because the fair value the Company assigned to its investments fell. BlackRock's leverage ratio consequently rose to 1.74x during the fourth quarter of 2025—not because the Company took on new debt, but because a $142.1 million decline in net assets reduced the equity base against which its existing debt was measured.

37. A BDC recognizes changes in the fair value of a portfolio investment as "unrealized" appreciation (the investment's value increased) or depreciation (the investment's value decreased), which flows through the income statement and directly alters NAV in the period recognized. That change is recorded on a specific

line of the Company's statement of operations, titled "net change in unrealized appreciation (depreciation)," which combines with net investment income and realized gains or losses to produce the period's net increase or decrease in net assets. Because NAV per share equals net assets divided by shares outstanding, a decline in the fair value of even a single investment reduces net assets, and therefore NAV, in that same quarter, whether or not the investment is ever sold. As used here, "unrealized loss" and "unrealized depreciations" refer to the same figure: a decline in the value assigned to a particular investment. That decline is always a loss in the period it occurs, though it does not necessarily mean the investment has fallen below what the Company originally paid for it, since a position can depreciate in a given quarter while remaining above its cost basis overall. When the investment is sold, restructured, or written off, the accumulated unrealized loss is reversed and a "realized" loss is recorded in its place.

38. When an unrealized loss is reversed, nothing is recovered. The loss is moved from the "unrealized" column to the "realized" column, where it is recorded against the disposition or restructuring that triggered it. The net effect on net assets in the period of the reversal is zero as to the amount reversed, because the same dollars had already been deducted from NAV in earlier periods when the unrealized loss was recognized. A quarter in which the Company reported a large realized loss offset by a reversal of a comparable amount therefore reflected no incremental economic deterioration in that quarter; it reflected the bookkeeping recognition of deterioration that had already occurred and had already been charged against NAV. As set forth below, Defendants repeatedly presented such reversals to investors as offsetting positive developments.

39. A BDC places a debt investment on "non-accrual" status when it no longer expects to collect the contractual interest. The Company applied that

designation to debt and, on at least one occasion, to preferred equity carrying a contractual return. BlackRock TCP Capital Corp., Annual Report 81 (Form 10-K) (Feb. 27, 2025) ("Debt and preferred equity investments in twelve portfolio companies were on non-accrual status as of December 31, 2024 . . . ."); *see* ¶ 94, *infra* (Razor preferred equity). Common equity, which carries no contractual payment obligation, cannot be placed on non-accrual no matter how far its value declines. The metric Defendants reported to investors each quarter, and on which their narrative of improvement rested, was expressly limited to ***debt*** investments on non-accrual status.

40. The Company reported the non-accrual figure two ways, as a percentage of the portfolio at fair value and as a percentage of the portfolio at cost (meaning the capital BlackRock actually expended to make the investment), and the two diverge sharply as marks decline. Cost does not change when a position is written down; fair value does. A position written from $1.00 to $0.30 remains in the cost-basis numerator at its full original amount while shrinking in the fair value numerator to less than one third of it. The result is that the fair value percentage understates the extent of the credit problem in a deteriorating portfolio, and can decline even as the underlying credits worsen. The Company's own figures illustrate the divergence: at December 31, 2024, non-accruals stood at 5.6% of the portfolio at fair value and 14.4% at cost. BlackRock TCP Capital Corp., Annual Report (Form 10-K), at 81 (Feb. 27, 2025).

41. Defendants reported BlackRock's quarter-end NAV per share at the following values during the Class Period:

a. 3Q24: $10.11

b. 4Q24: $9.23

c. 1Q25: $9.18

d. 2Q25: $8.71

e. 3Q25: $8.71

f. 4Q25: $7.07

C. BLACKROCK RELIES ON A SUBSIDIARY TO DETERMINE A "FAIR VALUE" OF ITS ILLIQUID ASSETS

42. Substantially all of BlackRock's investment assets are supposed to be carried at fair value, and changes in fair value are reflected in the income statement in the period recognized. *See* Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"), ASC 946. Fair value determines the reported value of nearly the entire balance sheet and the NAV reported to investors.

43. ASC 820 governs how fair value is measured. It defines fair value as the price a seller would receive for a particular asset in an orderly transaction between market participants at the measurement date—*i.e.*, the "exit price." FASB ASC 820-10-20 *accord* BlackRock TCP Capital Corp., Quarterly Report 72 (Form 10-Q) (Nov. 6, 2024). Assets valued pursuant to this directive are ranked under one of three levels: Level 1 (quoted prices in active markets for identical assets); Level 2 (other observable inputs, including comparable transactions, dealer quotes, and observable credit spreads); and Level 3 (unobservable inputs reflecting the entity's own assumptions). ASC 820 requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820-10-35-36.

44. Level 3 assets make up the overwhelming majority of BlackRock's portfolio—illiquid, privately negotiated instruments for which no active trading market exists.

45. BlackRock, like most BDCs whose portfolios are made up primarily of Level 3 assets, is subject to Section 2(a)(41) of the 1940 Act, which provides

that debt and equity securities lacking readily available market quotations are to be valued at fair value ***"as determined in good faith by the board of directors***[.]" 15 U.S.C. § 80a-2(a)(41)(B)(ii).

46. The Company explained that "a significant portion of the assets in which the Company may directly or indirectly invest may not have a readily ascertainable market value and, subject to applicable law, may be valued at fair value based upon the principles and methods of valuation set forth in policies adopted by the Advisor as Valuation Designee ***under the supervision of our Board of Directors***." BlackRock's "Advisor" is Tennenbaum Capital Partners, LLC ("Tennenbaum" or the "Advisor"), a wholly-owned subsidiary that acts as the Company's external investment advisor and is BlackRock's "valuation designee" under Rule 2a-5 of the 1940 Act, 17 C.F.R. § 270.2a-5.

47. Tennenbaum's compensation to serve as the Advisor to BlackRock is calculated based on a percentage of the Company's total gross assets up to 200% of NAV.

48. The Advisor's personnel are also the Company's officers. The Company itself has no employees of its own.

49. During the Class Period, Tseng was a Managing Partner of the Advisor and, at the same time, the Company's CEO, Chairman of the Board, and Co-Chief Investment Officer. He was also one of four voting members of the Advisor's Investment Committee, which approves every purchase or sale of an investment by simple majority vote, receives reports of adverse portfolio developments, and formally reviews every existing holding once each quarter. Defendant Cuellar is the Company's CFO and signs its financial statements. Defendant Vig held the same dual role as Tseng before him.

50. "Payment-in-kind" or "PIK" interest bears on BlackRock's performance and investment decisions. PIK interest is contractual interest that the borrower does not pay in cash. The lender adds it to loan principal and books it as interest income. PIK interest therefore increases reported investment income and simultaneously increases the carrying value of the loan, without any cash changing hands

51. PIK income was material and rising throughout the relevant period. J.P. Morgan reported on November 7, 2024 that the Company's PIK as a percentage of its net investment income had "almost doubled QoQ to 12.45%" in the third quarter of 2024. Kabir Caprihan & Vincent Barretta, J.P. Morgan, BlackRock TCP Capital: 3Q'24 Earnings 1 (Nov. 7, 2024). The Company reported PIK interest income of 10.5% of total investment income for the fourth quarter of 2024, 11.6% for the first quarter of 2025, 11.4% for the second quarter of 2025, 9.5% for the third quarter of 2025, and 10.9% for the fourth quarter of 2025.

52. Several of the specific positions addressed below accrued PIK at fixed rates, with the result that their cost bases rose over time even as the underlying credits deteriorated. For example, Edmentum's Series C-2 Preferred Units accreted at a fixed 15% rate and its Series B-1 Common Units at a fixed 12% rate; the AutoAlert second-lien term loan likewise accreted PIK interest at each measurement date. *See* ¶¶ 107, 111, 129, *infra*.

D. BLACKROCK DISCLOSED AN OVERVIEW OF ITS VALUATION PROCESS IN ITS SEC FILINGS

53. In the Company's periodic reports filed with the SEC, Defendants describe its valuation process as follows:

> Investments are recorded at fair value in accordance with GAAP, based upon the principles and methods of valuation set forth in the policies

> adopted by the Valuation Designee and approved by the Board of Directors. Fair value is generally defined as the amount for which an investment would be sold in an orderly transaction between market participants at the measurement date.
>
> All investments are valued at least quarterly based on quotations or other affirmative pricing from independent third-party sources, with the exception of investments priced directly by the Valuation Designee which in the aggregate comprise less than 5% of the assets of the Company. . . .
>
> Investments for which market quotations are either not readily available or are determined to be unreliable are priced at fair value using affirmative valuations performed by independent valuation services approved by the Valuation Designee or, for investments aggregating less than 5% of the total assets of the Company, using valuations determined directly by the Valuation Designee. Such valuations are determined under documented valuation policies and procedures reviewed and approved by a committee established by the Valuation Designee (the "Valuation Committee").
>
> Generally, to increase objectivity in valuing the investments, the Valuation Designee will utilize external measures of value, such as public markets or third-party transactions, whenever possible. The Valuation Designee's valuation is not based on long-term work-out value, immediate liquidation value, nor incremental value for potential changes that may take place in the future**.** The values assigned to investments are based on available information as of the balance sheet date and do not necessarily represent amounts that might ultimately be realized . . . .[6]

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[6] The Company's valuation policy defines a "market participant" as a buyer or seller who is independent, knowledgeable, able to transact, and "motivated but not forced or otherwise compelled" to transact. The same policy identifies the circumstances in which an available market quotation may be disregarded as not representative of fair value, including where "a security trades infrequently causing a quoted purchase or sale price to become stale, where there is a 'forced' sale by a distressed seller, where market quotations vary substantially among market makers, or where there is a wide bid-ask spread or significant increase in the bid-ask spread."

54. Those valuations were performed using one or more of three methodologies: the market approach, the income approach, or, for recent investments, the cost approach. In applying these approaches, the Valuation Designee considered factors including "available current market data," "market trading and transaction comparable[s]," "applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows," and "comparisons of financial ratios of peer companies that are public . . . ."

55. The Company's financial statements divide its portfolio into three types of assets for fair value determinations: "Bank Debt," "Other Corporate Debt," and "Equity Securities." "Bank Debt" comprises the Company's senior secured loans: the privately negotiated, first- and second-lien term loans, delayed-draw facilities, and revolvers originated by the Company and lent directly to middle-market borrowers.[7] "Other Corporate Debt" "[i]ncludes senior secured notes, unsecured debt and subordinated debt"—instruments that typically are *issued* rather than *originated*, that sit lower in the capital structure or otherwise unsecured, and that are more likely to have some observable trading market. Bank Debt is not a separate line of business from the lending described above; it is the

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[7] The Company's note to its Consolidated Schedule of Investments states: "[d]ebt investments include investments in bank debt that generally are bought and sold among institutional investors in transactions not subject to registration under the Securities Act of 1933," subject to "contractual restrictions, such as approval of the agent or borrower." Plaintiffs do not contend that no institutional market exists for bank debt as a class; rather, they allege the Company classified the entirety of its Bank Debt as Level 3, valued it using unobservable inputs, which is the Company's representation as to these instruments, and that the marks it assigned to the specific positions identified herein were not supported by the process the Company described.

accounting label under which nearly all the Company's core lending activity is reported. Every debt position identified in Section H below is Bank Debt, including—Renovo, Razor, Pluralsight, SellerX, Alpine, AutoAlert, Hylan, and Khoros.

56. Bank Debt is where the Company's money is, and it is the asset type most dependent upon the Valuation Designee's judgment. As of December 31, 2025, Bank Debt represented $1,358,559,662 of the Company's $1,533,302,472 portfolio, or approximately 88.6%; as of December 31, 2024, it represented $1,577,800,543 of $1,794,758,336, or approximately 87.9%. At December 31, 2025, not a single dollar of Bank Debt was carried as a Level 1 or Level 2 asset, *see* ¶ 40, *supra*; the *entire* $1.36 billion of outstanding Bank Debt was held as Level 3, and, therefore, valued using unobservable inputs. And within Bank Debt, the dominant valuation technique is the income approach, under which the instrument's expected future cash flows are discounted to present value at a rate the Valuation Designee selects. That technique was applied to $1,165,504,450 of Bank Debt as of December 31, 2025 and to $1,243,224,730 at December 31, 2024—in each year, roughly 76% and 69% of the entire portfolio, respectively.

57. For Bank Debt valued under the income approach, the discount rate is the unobservable input that drives the result, and it moves inversely to value: as the Company's own sensitivity table states, an increase in the discount rate decreases fair value, and a decrease in the discount rate increases fair value. *See* ¶ 61, *infra*. The discount rate is, in substance, the return a market participant would demand to hold the loan. It rises when a borrower's credit deteriorates, because a buyer requires more compensation to accept greater risk of non-payment. A portfolio of senior secured loans experiencing widespread credit deterioration should,

therefore, all else equal, be subjected to increasing rates over time, and the fair values derived from those rates should fall.

58. The Company disclosed the range and fair-value-weighted average of the discount rates it applied to Bank Debt at year-end: 9.8%–29.7%, weighted average 14.3%, as of December 31, 2023; 9.1%–22.4%, weighted average 12.3%, as of December 31, 2024; and 7.7%–28.3%, weighted average 11.3%, as of December 31, 2025.

59. The weighted average discount rate applied to the Company's senior secured loans thus fell in each of the two years spanning the Class Period, and the top of the disclosed range narrowed from 29.7% to 22.4% before widening again—while the portfolio investments to which those rates were applied sustained the material deterioration described in Section **Error! Reference source not found.** b elow.

60. The reversal in that trend, which began as the Class Period closed, continued in both full quarters that followed. The weighted average discount rate the Company applied to Bank Debt under the income approach, 11.3% as of December 31, 2025, rose to 12.1% (range of 7.8%–24.9%) as of March 31, 2026, and to 12.2% (range of 3.9%–27.0%) as of June 30, 2026. The weighted average discount rate applied to the Company's senior secured loans thus increased in both of the first two full quarters following the Class Period, reversing a decline that had persisted through virtually the entire Class Period notwithstanding the deterioration in the underlying portfolio companies alleged herein.

61. Each Form 10-K discloses, for Level 3 investments, the range and fair-value-weighted average of the specific unobservable inputs used, broken down by valuation technique and ratio calculation, together with a table stating the direction an increase or decrease in each input moves the resulting value—for

example, an increase in the discount rate decreases value, and an increase in an EBITDA or revenue multiple increases value.

62. The dollar size of the exception the Valuation Designee could invoke to price a position without an independent valuation firm (investments "comprising in the aggregate less than 5% of our total capitalization") is disclosed each period in the Company's Level 3 fair value hierarchy. Positions actually priced under that exception ("Valuation Designee valuations with significant unobservable inputs") totaled $844,615 as of the fourth quarter of 2023; $1,157,403 as of the fourth quarter of 2024; and $702,215 as of the fourth quarter of 2025—in each period, under 0.1% of the Company's total investments, and, at every one of those three dates, composed entirely or almost entirely of equity securities and, at December 31, 2025, $127,490 of Other Corporate Debt.

63. None of the debt instruments identified in Section **Error! Reference source not found.** below was ever reported within this exception. The sub-5% exception was therefore not a plausible source for the marks assigned to those debt positions at any Class Period measurement date: the bucket that used it held no Bank Debt in any of the three years spanning the Class Period, and its entire dollar value was smaller than the write-down ultimately taken on any single one of the credits identified in Section **Error! Reference source not found.**.

64. NAV per share was itself computed from the marks produced by the process described above, and because a BDC's NAV is the arithmetic sum of the fair values assigned to its portfolio positions less its liabilities, each overstated position mark produces a correspondingly overstated NAV.

E. BLACKROCK'S PORTFOLIO–QUALITY METRICS

65. Throughout the Class Period, Defendants reported two portfolio-quality metrics to investors on a recurring basis: the non-accrual percentage and the weighted average internal portfolio risk rating.

66. Each quarter, Defendants reported the percentage of the portfolio carried on non-accrual status at fair value and at cost. That percentage declined across the Class Period, from 5.6% at fair value as of the fourth quarter of 2024, to 4.4% as of the first quarter of 2025, to 3.7% as of the second quarter of 2025, and to 3.5% as of third quarter of 2025. Defendants cited that decline in each quarterly earnings release as evidence of portfolio improvement.

67. Non-accrual status captures debt and, at most, preferred equity instruments carrying a contractual return; common equity cannot be placed on non-accrual regardless of how far it declines. *See* ¶ 39, *supra*.

68. This metric falls when a non-accruing position is restructured, sold, or written off, because the position leaves the numerator but, because of the associated reversal in unrealized losses, does not decrease the denominator to a similar extent. Any such decline in non-accruals, however, is because a restructured position is not immediately classified as non-accruing; that designation requires a period of non-payment of interest obligations before the new position can again be deemed non-accruing. The Company's Class Period reductions in this metric were driven principally by those events.

69. The Company separately reported a "weighted average internal portfolio risk rating" in its quarterly investor presentations. The Advisor "employs a grading system for its entire portfolio in which all loans are rated on a scale of 1 to 4." Grade 1 denotes portfolio companies "whose performance is substantially within or above the Advisor's original base case expectations"; Grade 4 denotes

companies as to which “[s]ome loss of principal (or invested capital) is expected.” A lower weighted average therefore denotes a portfolio the Advisor rated as healthier.

70. The Company reported that metric for its entire portfolio as follows: 1.55 as of the third quarter of 2024 (against 1.50 as of the second quarter of 2024); 1.51 as of the fourth quarter of 2024; 1.51 as of the first quarter of 2025; and 1.43 as of the second quarter of 2025. Yet, over that same interval, reported NAV per share fell from $10.11 to $8.71.

71. Two features of that weighted average internal portfolio risk rating metric likewise bear on what it could show. *First*, by its own terms it grades “all loans,” not equity. *Second*, each grade is defined by reference to the Advisor’s “original base case expectations . . . at the time of the original investment **or subsequent restructuring**.” *Id.* (emphasis added). A restructured credit is therefore re-based against fresh expectations, and can be ascribed the grade of “1” immediately after a restructuring that clearly reflected a substantial realized loss, again without any substantive change in the portfolio company’s business.

72. The Company then apparently withdrew both the metric and its explanation. The Second Quarter 2025 Investor Presentation reported a weighted average internal portfolio risk rating of 1.43 but omitted the endnote describing the one-to-four grading system, which was routinely included in prior presentations. Beginning with the Third Quarter 2025 Investor Presentation, the weighted average internal portfolio risk rating no longer appeared at all, and it did not appear thereafter. The Company gave no explanation for either removal.

F. DEFENDANTS RELIED ON RESTRUCTURING TO ARTIFICIALLY PROP UP IMPAIRED POSITIONS

73. When a troubled loan was restructured or recapitalized, the Company reflected a realized loss on the old instrument and simultaneously reversed the previously recognized unrealized loss associated with it. This restructuring mechanic produced a surviving position that carried a newly established cost basis, and the Company marked that surviving position at or near that new cost basis—in several instances at 100% of outstanding principal.

74. The Company's own filings quantify these reversals: $24.1 million on Pluralsight in the third quarter of 2024; $17.0 million on Thrasio and $10.7 million on Hylan in the first three quarters of 2024; $23.1 million on Khoros, $20.3 million on SellerX, $9.5 million on Renovo, and $7.7 million on InMoment in the second quarter of 2025; and $74.6 million on Razor in the third quarter of 2025.

75. The restructuring mechanic described here had three effects, each of which the Company improperly disclosed to investors as a favorable development. It reset the position's carrying value to or near 100% of the new cost basis. It permitted the position's removal from non-accrual status, because the restructured instrument was newly current. And, as described below, it reset the position's internal risk rating baseline.

76. None of those effects depended upon any improvement in the underlying borrower's business. Each followed automatically from the restructuring itself.

G. THE COMPANY'S FINANCIAL CONDITION ENTERING THE CLASS PERIOD

77. Reported NAV per share fell from $11.90 as of the fourth quarter of 2023 to $10.20 as of the second quarter of 2024 and $10.11 as of the third quarter

of 2024.

78. For the nine months ended September 30, 2024, the Company's largest single drivers of unrealized depreciation were SellerX ($35.4 million), Edmentum ($20.2 million), Khoros, then disclosed as Lithium ($14.7 million), Razor ($13.3 million), and Gordon Brothers ($7.2 million).

79. Non-accruals were already rising sharply as the Class Period opened. As of September 30, 2024, the balance-sheet date for the filing made on the first day of the Class Period, debt and preferred equity investments in ten portfolio companies were on non-accrual status, representing 3.8% of the portfolio at fair value and 9.3% at cost, against four portfolio companies representing 2.0% at fair value and 3.7% at cost only nine months earlier. This aggregate increase reflects real, disclosed deterioration in the portfolio as a whole; the specific positions discussed in Section H, *infra*, were not reflected in that aggregate in a manner consistent with their actual condition.

H. THE PORTFOLIO COMPANIES THAT EXPERIENCED GREATEST DETERIORATION[8]

80. Rather than fairly value BlackRock's loans as the troubled companies in which they invested became at increased risk of insolvency, BlackRock improperly carried large investment positions at or near their initial full value until a public event occurred that forced BlackRock to recognize the deterioration in the values of those investments. When such events occurred, the Company would precipitously slash the recorded values of troubled loans by amounts routinely exceeding 80%, and in several instances 100%. That pattern repeated across at

[8] All cost and fair value figures are taken from the Company's Consolidated Schedules of Investments as filed with the SEC. Where a figure is expressed as a percentage of cost, that percentage is computed from the two reported figures.

least eight companies in BlackRock's portfolio to which BlackRock had made large investment loans. These eight positions carried a combined fair value of approximately $175.3 million as of the third quarter of 2025, roughly 10.2% of the Company's total portfolio fair value of $1,716,691,417, and generated approximately $94.3 million in gross unrealized losses in the fourth quarter of 2025 alone.

81. The mechanism that made this possible is the way in which restructured loans are accounted for. When a borrower is in distress and its loan is restructured or recapitalized, the lender records a "realized" loss on the old loan and, at the same time, resets the surviving loan to a fresh cost basis—that is, the capital expended when making the loan. BlackRock then marked the fair value of the surviving loan at or near that new cost basis (several times at exactly 100% of principal amount), notwithstanding the fact that nothing about the borrower's business had improved. In other words, by marking the surviving loan at or near its new cost basis, BlackRock represented that the loan's fair value remained equal or nearly equal to the amount it had originally expended to make the new investment, despite the adverse information about the borrower that had prompted the restructuring in the first place. These restructurings also allowed the position to be removed from the Company's list of loans previously reported to investors as no longer paying interest (i.e., loans on "non-accrual status"), which the Company touted each quarter as evidence that its credit problems were improving. In truth, the Company was not fixing the underlying credit problems or improving the financial condition of the affected borrowers; it was resetting how those same troubled investments appeared in its reported portfolio.

82. Every debt position identified below is Bank Debt, meaning privately negotiated, first- and second-lien term loans, delayed-draw facilities, and revolvers

originated by the Company which sat at the top of its capital structure.[9] *See* ¶ 55, *supra*.

83. Three patterns recur across the positions described below. In the first, the Company held a position on its books at or near full value while the credit's condition visibly worsened, and then wrote it down sharply when an external event forced recognition. In the second, the Company restructured a failing loan, reset the surviving instruments to a new cost basis at or near 100% of outstanding principal, removed the position from non-accrual, and reported the result to investors as a resolution, after which the same credit failed again. In the third, the Company carried equity or warrant positions above the price it had paid for them, in issuers whose debt it was simultaneously marking down. Each pattern produced the same effect on the number investors relied upon: an overstatement of NAV.

i. Renovo (HomeRenew Buyer, Inc.)

84. Renovo, held through HomeRenew Buyer, Inc., is a direct-to-consumer home remodeling business.[10] For Renovo, BlackRock held first-lien term

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[9] First-lien term loans are secured by a first-priority lien on the borrower's assets and generally provide a fixed amount of financing at closing. Second-lien term loans are similarly secured but rank behind first-lien debt in the event of default or liquidation, resulting generally in slightly more risk and higher interest rates. Delayed-draw facilities provide a commitment to fund a specified amount of debt that the borrower can draw over time, with interest generally accruing only on amounts actually borrowed. Revolving credit facilities, or revolvers, allow borrowers to draw, repay, and redraw amounts up to a specified borrowing limit, providing a flexible source of liquidity.

[10] HomeRenew Buyer, Inc. and "Project Dream" are the names by which this entity is identified in the Company's periodic filings. However, Defendants consistently referred to this position by its operating trade name, "Renovo," in earnings calls, investor presentations, and press releases. For consistency, this Complaint refers to the position as "Renovo."

loans, a delayed-draw term loan, a revolver, and preferred and common equity.[11]

85. Renovo's loans were carried below cost before the Class Period began. As of the first quarter of 2024, the Company carried Renovo's first-lien term loan at $6,820,017 against a cost basis of $6,945,739, and its delayed-draw term loan at $4,987,262 against a cost basis of $5,233,271.

86. By September 30, 2024, the balance-sheet date for the filing made on the first day of the Class Period, the discount had widened materially. The Company carried its four Renovo debt tranches at an aggregate fair value of $11,831,901 against an aggregate cost of $16,065,406, or approximately 73.6% of cost: the first-lien term loan at $5,642,034 against cost of $7,728,387; a second first-lien term loan at $775,809 against cost of $777,782; the delayed-draw term loan at $4,103,126 against cost of $5,755,071; and the revolver at $1,310,932 against cost of $1,804,166.

87. The Company recorded a $4.9 million unrealized loss on Renovo in the fourth quarter of 2024. As of the fourth quarter of 2024, the Company carried its seven Renovo debt tranches at an aggregate fair value of $10,268,581 against an aggregate cost of $19,357,031, approximately 53% of cost, and designated three of those tranches as non-accruing. Renovo had by then been carried below cost at four consecutive quarter-ends.

88. The reset-to-par pattern was already visible in the Renovo position at December 31, 2024. Of the seven tranches the Company then held, three were designated non-accruing and were carried at 40.2%, 39.0%, and 39.8% of their respective cost bases. The remaining four were carried at *exactly* 100% of

[11] Preferred equity can have debt-like characteristics, including a contractual preferred return and priority over common equity, whereas common equity represents the most junior ownership interest and bears the greatest risk of loss.

outstanding principal: $822,292; $1,802,075; $367,667; and $1,008,793. Three of those four bore a maturity date of March 13, 2025, reflecting money advanced to the borrower after its condition had deteriorated, and one of them was carried at approximately 119% of its cost basis. The Company thus simultaneously marked the older Renovo tranches at roughly one third of cost and the newer Renovo tranches at full face amount, in the same issuer, on the same measurement date.

89. Renovo was recapitalized in the second quarter of 2025. The Company recorded a $10.7 million realized loss on its Renovo investment and simultaneously reversed $9.5 million of previously recognized unrealized losses. Before the quarter in which that recapitalization closed had ended, Defendant Tseng told investors that the Company had removed Renovo from non-accrual status.

90. As of the second quarter of 2025, the first balance-sheet date following the recapitalization, the Company carried all four surviving Renovo debt tranches at exactly 100% of outstanding principal: the delayed-draw term loan at $1,641,996 (against a cost basis of $1,095,615, or approximately 149.9% of cost); a first-lien term loan at $2,898,055 against cost of $2,898,055; a second first-lien term loan at $1,253,783 against cost of $1,253,783; and a third first-lien term loan at $5,452,570 against cost of $5,452,570. In aggregate, the Company carried $11,246,404 of Renovo principal at $11,246,404 of fair value. The accompanying Class A Preferred Units were carried at $1,305,582 against a cost basis of $2,203,054.

91. As of the third quarter of 2025, the marks were unchanged. The Company again carried all four Renovo debt tranches at 100% of outstanding principal—$1,700,605, $2,979,209, $1,293,699, and $5,647,061, respectively, for an aggregate fair value of $11,620,574 against an aggregate cost of $11,088,887—

and none were designated as non-accruing. The Class A Preferred Units were carried at $931,157.

92. On November 3, 2025, thirty-four days after that measurement date, HomeRenew Buyer, Inc. filed a voluntary petition for Chapter 7 liquidation in the United States Bankruptcy Court for the District of Delaware, listing assets of less than $100,000 against liabilities of $100 million to $500 million. *In re HomeRenew Buyer, Inc.*, No. 1:25-bk-11939 (Bankr. D. Del. Nov. 3, 2025). An affiliated entity, Renovo Home Partners, LLC, filed a separate Chapter 7 petition the same day. *In re Renovo Home Partners, LLC*, No. 1:25-bk-11937 (Bankr. D. Del. Nov. 3, 2025).[12] Neither filing sought reorganization; both proceeded directly to liquidation. On the November 6, 2025 earnings call, management stated that Renovo's board had determined that "the best available path forward was a liquidation process, which started on November 3, 2025," that "[w]e do not expect to recover value on our investment in Renovo," and that the Company expected "this to impact fourth quarter NAV by approximately $0.15 per share on a pro forma basis."

ii. Razor Group

93. Razor Group is a German-based Amazon aggregator that acquired a U.S. competitor, Perch, in March 2024.[13] BlackRock's credit exposure to Razor

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[12] Both cases were consolidated on November 7, 2025. *In re HomeRenew Buyer, Inc.*, No. 1:25-bk-11939 (Bankr. D. Del. Nov. 3, 2025), ECF No. 10, Order Directing Joint Administration of Chapter 7 Cases.

[13] Amazon aggregators became somewhat ubiquitous to BDCs in 2020 and 2021. These companies use a combination of debt and equity to acquire independent, previously successful third-party merchants selling through Amazon's Fulfillment by Amazon program, which are then consolidated into the Aggregator's single enterprise. BlackRock held multiple Amazon aggregator positions—Thrasio, Razor Group, SellerX.

arose from financing extended in connection with the Razor/Perch combination and consists of two categories of instruments: (1) first-lien secured term loans issued by Razor Group Holdings II, Inc., the Germany-domiciled financing entity; and (2) preferred and common equity issued by Razor US LP, a separate entity holding the Company's residual equity interest.

94. Razor was a known problem credit before the Class Period began. The Company placed Razor's preferred equity on non-accrual in the third quarter of 2024. Its Form 10-Q filed November 6, 2024 reported that the change in net unrealized depreciation for the nine months ended September 30, 2024 "primarily reflects . . . a $13.3 million unrealized loss on our investment in Razor."

95. As of the third quarter of 2024, the Company carried the Razor first-lien A term loan at $56,144,975 against a cost basis of $59,336,637 (approximately 94.6% of cost), and the first-lien C term loan at $4,441,953 against a cost basis of $6,060,307 (approximately 73.3% of cost). The Razor US LP Class A Preferred Units were carried at $13,449,862 against a cost basis of $22,711,306—approximately 59.2% of cost.

96. By December 31, 2024, the position had collapsed. The Company carried the first-lien A term loan at $23,230,290 against cost of $59,486,911, approximately 39.0% of cost, and designated non-accruing, and carried the first-lien C term loan at $0 against cost of $6,114,187. The Class A Preferred Units were also written to $0. *Id.* The Company recorded a $50.3 million unrealized loss on Razor in the fourth quarter of 2024 alone, and $63.7 million across fiscal 2024. BlackRock TCP Capital Corp., Annual Report 84 (Form 10-K) (Feb. 27, 2025) ("The change in net unrealized depreciation for the year ended December 31, 2024 primarily reflects a $63.7 million unrealized loss on our investment in Razor . . . .").

97. At that same December 31, 2024 measurement date, and in the same issuer, the Company carried a newly issued Razor first-out delayed-draw term loan at $2,018,756 against a cost basis and outstanding principal of $1,353,054, approximately 149% of both. Defendants therefore wrote the Razor first-lien A term loan down to 39% of cost, wrote the first-lien C term loan and the Class A Preferred Units to $0, and marked a new tranche of the same borrower's debt at approximately one and one-half times what the Company had paid for it, all as of the same date.

98. The position remained deeply impaired through mid-2025. As of the second quarter of 2025, the Company carried the first-lien A term loan at $12,922,436 against cost of $59,486,911—approximately 21.7% of cost.

99. Razor was restructured in the third quarter of 2025 into Infinite Commerce Holdings LLC.[14] The Company recorded a realized loss of $72.6 million on the restructuring and simultaneously reversed $74.6 million of previously recognized unrealized losses. As of the third quarter of 2025, the Company carried the three surviving Infinite Commerce term loans at an aggregate fair value of $20,449,595 against an aggregate cost of $20,193,713—approximately 101.3% of cost: the second-lien 2A term loan at $3,077,218 against cost of $3,077,118; the second-lien 2B term loan at $1,354,271 against cost of $1,354,271; and the second-lien 3B term loan at $16,018,106 against cost of $15,762,324. Two of the three tranches were carried on accrual status. One quarter after being carried at 21.7% of cost, the position was carried above cost.

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[14] BlackRock's Razor Group Holdings II, Inc. and Razor US LP holdings were extinguished by this restructuring, and the Company received new debt and equity instruments issued by a newly formed entity, Infinite Commerce Holdings LLC. The Company continues to identify the position by the parenthetical "(Razor)" on its Consolidated Schedule of Investments.

100. This 21.7%-to-101.3%-of-cost swing in a single quarter is not explained by any disclosed improvement in the underlying business. Defendants did not report that Razor's business operations had strengthened, that its revenue or EBITDA had recovered, or that market conditions for Amazon aggregators had improved by June 30, 2025 and September 30, 2025. The only intervening event was the restructuring itself—when the fair value of the *new* instruments was set, in the first instance, by Defendants' Valuation Designee, using a *new* cost basis that the restructuring created. Marking newly issued instruments at approximately their own issuance cost, one quarter after the predecessor instruments were carried at barely one-fifth of cost, did not reflect a considered judgment about Razor's enterprise value; Defendants' contemporaneous characterization of this outcome as "resolving challenged credits" and "improving the quality of [the] portfolio" was therefore not supported by the facts then known. Instead, it presented an accounting artifact of the restructuring as if it were evidence of a recovery in the value of the underlying business.

iii. Pluralsight

101. Pluralsight is a technology workforce development company. In August 2024, following a consensual change of control in which the lender group took ownership from Vista Equity Partners, Pluralsight was recapitalized in a transaction that eliminated roughly $1.3 billion, or approximately 75%, of its funded debt. BlackRock emerged holding both first-lien debt and common equity.

102. Before that restructuring, the Company had already written the position down substantially. In the second quarter of 2024 alone, the Company recorded a $20.8 million unrealized loss on Pluralsight. BlackRock TCP Capital Corp., Quarterly Report 76 (Form 10-Q) (Aug. 7, 2025) (reporting comparative period). Upon the restructuring in the third quarter of 2024, the Company recorded

a $24.1 million realized loss and reversed $24.1 million of previously recognized unrealized losses.

103. As of the third quarter of 2024, the Company carried each of its three Pluralsight first-lien term loans at exactly 100% of outstanding principal—$5,731,343, $8,597,015, and $3,020,327, respectively, for an aggregate fair value of $17,348,685 against an aggregate cost of $16,663,799, or approximately 104.1% of cost. The Company simultaneously carried its 2,865,672 shares of Pluralsight common stock at $7,998,138 against a cost basis of $7,995,225—above 100% of cost.

104. ***A peer company of BlackRock which was holding exposure to the same obligor, had marked the same investment far lower than BlackRock had marked it just months prior.*** Ares Capital Corporation carried its first-lien Pluralsight term loan at a fair value of $51 million against $106.2 million outstanding principal, or roughly 48% of cost, as of June 30, 2024. Ares Capital Corp., Quarterly Report 13 (Form 10-Q) (July 31, 2024). That mark not only preceded the Company's November 6, 2024 representation that its Pluralsight debt was "back on accrual status," and Defendant Vig's confirmation that same day that Pluralsight had been "removed . . . from non-accrual status," by more than four months. It also stood in contrast to BlackRock's own carrying value as of September 30, 2024, when the Company quoted its Pluralsight debt at 100% of outstanding principal and its equity above cost.[15]

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[15] The scale of that gap is not a rounding difference attributable to differing valuation methodologies applied in good faith to the same facts. Ares Capital carried $106.2 million of Pluralsight principal at approximately $51 million of fair value, valuing its position at roughly half its face amount, at the same moment Defendants' recorded that credit as fully performing. Either Defendants' valuation process incorporated the same market information available to Ares Capital and the

105. The Pluralsight debt did not move with the equity. At December 31, 2024, three months after the restructuring and one quarter into the Class Period, the Company still carried each of its three Pluralsight first-lien term loans at exactly 100% of outstanding principal: $5,753,313, $8,874,302, and $3,031,905, an aggregate of $17,659,520 against an aggregate cost of $16,993,321. In the same filing, the Company wrote its Pluralsight common stock down from $7,995,225 to $3,887,269, a decline of more than half. Defendants thus recorded a substantial deterioration in the equity value of Pluralsight while continuing to carry the debt of the same issuer at full face amount.

106. The Company's subsequent marks on the same securities were as follows. The 2,865,672 shares of common stock were carried at $3,887,269 as of the fourth quarter of 2024; at $515,821 as of the second quarter of 2025 (against the unchanged $7,995,225 cost basis, or approximately 6.5% of cost); and at $29 as of the third quarter of 2025. The Company recorded a $4.1 million unrealized loss on Pluralsight in the fourth quarter of 2024, a further $1.4 million unrealized loss in the third quarter of 2025, and a further $4.7 million unrealized loss in the fourth quarter of 2025.

iv. Edmentum

107. BlackRock also invested in Edmentum—an educational technology business. Its investments consisted, as Defendant Tseng later stated, "entirely of preferred and common equity, making it inherently sensitive to changes in enterprise value." The Company held Series B-1 Common Units, Series B-2 Common Units, and Series C-2 Preferred Units in TVG-Edmentum Holdings,

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Valuation Designee declined to give it effect, or the process did not capture that information at all.

LLC. The Series C-2 Preferred Units accreted payment-in-kind dividends at a fixed 15% rate; the Series B-1 Common Units accreted at a fixed 12% rate.

108. Edmentum generated unrealized losses in each annual period from fiscal 2022 forward: $11.1 million in fiscal 2022, $18.2 million in fiscal 2023, and $21.9 million in fiscal 2024. The Company's Consolidated Schedule of Changes in Investments in Non-Controlled Affiliates reflects the same multi-year decline at the position level: the combined fair value of the Series B-1 and Series B-2 common units fell from $64,782,394 as of the fourth quarter of 2022 to $49,259,132 as of the fourth quarter of 2023, with the decline attributed in the schedule to unrealized depreciation rather than to dispositions.

109. The Company recorded a $4.5 million unrealized loss on Edmentum in the third quarter of 2023, a $4.0 million unrealized loss in the second quarter of 2024, and a $2.8 million unrealized loss in the third quarter of 2024. For the nine months ended September 30, 2024, Edmentum was the second-largest single driver of the Company's unrealized depreciation, generating a $20.2 million unrealized loss.[16]

110. The reported fair value of the Edmentum position then remained essentially flat across the Class Period. As of September 30, 2024, the Series B-1 Common Units were carried at $14,769,562 (cost $22,583,551), the Series B-2 Common Units at $14,769,562 (cost $13,421,162), and the Series C-2 Preferred Units at $7,033,256 (cost $5,289,047)—an aggregate fair value of $36,572,380. As of the fourth quarter of 2024, the same three instruments were carried at

[16] "Unrealized depreciation" refers to a decline in the fair value of a portfolio investment that has not yet been sold or otherwise disposed of. It is a downward mark-to-market adjustment: a reduction in an investment's reported fair value relative to its cost basis. This adjustment directly reduces the Company's net asset value even though no transaction has occurred.

$14,458,626, $14,458,626, and $6,959,570—an aggregate of $35,876,822. As of the second quarter of 2025, they were carried at $13,900,952, $13,900,952, and $8,198,047—an aggregate of $35,999,951. As of September 30, 2025, they were carried at $13,900,952, $13,900,952, and $8,198,047—an aggregate of $35,999,951, identical to the dollar to the preceding quarter.

111. Three features of that sequence are relevant here. *First*, aggregate reported fair value *rose* by approximately 0.34% over the nine months from December 31, 2024 to September 30, 2025. *Second*, the Series B-1 and Series B-2 Common Units were carried at identical figures—$13,900,952 each—at June 30, 2025 and at September 30, 2025, without a dollar of change between the two quarter-ends. *Third*, because the Series B-1 Common Units and Series C-2 Preferred Units accreted PIK dividends at fixed rates, the aggregate cost basis of the position rose from $41,293,760 at September 30, 2024 to $43,716,032 at September 30, 2025 while reported fair value remained essentially unchanged. The Series C-2 Preferred Units were carried above cost at every one of those dates, and the spread widened: $7,033,256 against cost of $5,289,047 at September 30, 2024, and $8,198,047 against cost of $6,128,156 at September 30, 2025.

112. A peer BDC holding a structurally comparable position identified the same pressure publicly during the Class Period. New Mountain Finance Corporation, which holds both debt and equity exposure to Edmentum, identified Edmentum on November 3, 2025 as among the largest negative contributors to its own NAV decline for the quarter ended September 30, 2025, with its Chief Financial Officer explaining that "the biggest negative mover Edmentum is performing well but our mark continues to be pressured by the expensive PIK securities that sit senior to our common equity exposure." New Mountain Fin. Corp., Q3 2025 Earnings Call Tr. 5 (Nov. 3, 2025).

113. On February 27, 2026, the Company disclosed a $32.0 million unrealized loss on Edmentum for the fourth quarter of 2025, approximately 88.9% of the position's September 30, 2025 carrying value, which management attributed to "overall underperformance in the fourth quarter and lower anticipated future growth," and which accounted for $0.38 per share, or 23%, of the quarter's NAV decline.

v. SellerX

114. BlackRock held first-lien term loans and revolving facilities issued by SellerX Germany GmbH and its successor entities, together with warrants and, later, preferred units. SellerX is an Amazon aggregator that operates primarily in the German and broader European e-commerce market.

115. SellerX was among the Company's most heavily impaired credits entering the Class Period. For the nine months ended September 30, 2024, SellerX was the single largest driver of the Company's unrealized depreciation, generating a $35.4 million unrealized loss. As of the third quarter of 2024, the Company carried the SellerX first-lien A1 term loan at $11,111,573 against a cost basis of $24,990,837, and the first-lien A2 term loan at $12,748,653 against a cost basis of $28,655,901—each at approximately 44.5% of cost, and each designated non-accruing.

116. In the fourth quarter of 2024, the Company marked the position up. It carried the A1 term loan at $16,206,511 and the A2 term loan at $18,594,234 as of the fourth quarter of 2024—each at approximately 64.9% of cost. The Company disclosed on February 27, 2025 that the quarter's $72.3 million net unrealized loss was "partially offset by a $14.8 million reversals [sic] of previous unrealized losses of our investment in SellerX."

117. The Company marked new SellerX money differently from old. At December 31, 2024, while the A1 and A2 term loans sat at approximately 65% of cost and remained on non-accrual status, the Company carried two newly issued SellerX senior secured tranches at 100% of outstanding principal, $807,613 and $1,346,022, both of which were designated as on accrual. Nevertheless, SellerX was restructured in the second quarter of 2025.

118. In connection with that restructuring, the Company removed SellerX from non-accrual status, recorded a $23.8 million realized loss, which exceeds the $14.8 million reversal the Company had reported on February 27, 2025, and reversed a further $20.3 million of previously recognized unrealized losses.

119. As of the second quarter of 2025, the Company carried the two new SellerX first-lien term loans at $7,072,231 and $8,114,159 against cost bases of $7,072,231 and $8,114,159, respectively—100% of cost and 100% of principal in each case—and carried the newly issued SellerX Preferred Units at $15,108,710 against a cost basis of $15,107,298. As of September 30, 2025, the Company continued to carry the two first-lien term loans at 100% of principal, $7,286,727 and $8,360,256, together with revolving facilities at $807,613 (against cost of $800,199) and $10,890,725, for aggregate SellerX debt exposure of about $27.35 million. The SellerX Preferred Units were carried at $13,601,425 as of that same date—approximately 90.0% of their reset cost basis. Total SellerX exposure across debt and equity as of September 30, 2025 was therefore approximately $40.95 million.

120. In the fourth quarter of 2025 the Company recorded an $18.5 million unrealized loss on SellerX, reducing NAV by $0.22 per share. The Company's own Consolidated Schedule of Investments shows that, over that same quarter, the two SellerX first-lien term loans fell in the aggregate from $15,646,983 to

$11,032,967—a loss of $4,614,016—while the SellerX Preferred Units fell from $13,601,425 to $486, a loss of $13,600,939 and the loss of substantially all of the position's value. BlackRock TCP Capital Corp., Annual Report 157 (Form 10-K) (reported under the name "Vingil Holdings 2 S.à r.l.," an apparent renaming of the SellerX Preferred Units issuer). Combined, the term-loan and preferred-equity losses total approximately $18.2 million, consistent with the $18.5 million Defendants attributed to SellerX. The two SellerX revolving facilities, by contrast, increased in value over the same quarter, to $12,582,986 and $1,346,022 respectively, consistent with new draws rather than impairment. Id.

121. The Company thus carried the restructured SellerX term loans at or near full cost, and the Preferred Units at or near their reset cost basis, across two consecutive quarter-ends, June 30 and September 30, 2025, before recognizing in the following quarter a loss of approximately $18.2 million spread across the term loans and, almost entirely, the Preferred Units—a near-total wipeout of an equity position issued at par only two quarters earlier. Nothing in the record identifies an event in the fourth quarter of 2025 that caused SellerX's business to deteriorate to this degree in three months. The position had been restructured only two quarters earlier specifically because its prior capital structure could not be sustained.

vi. Alpine (48forty)

122. BlackRock held first-lien term loans, a participation tranche, an incremental term loan, and a revolver issued by Alpine Acquisition Corp II, which operates as 48forty, a pallet management services provider that supplies wooden pallets used in freight and warehouse logistics for retail and industrial customers.

123. The Company recorded a $2.2 million unrealized loss on Alpine in the third quarter of 2024. As of September 30, 2024, the Company carried the Alpine position at an aggregate fair value of $28,464,407 against an aggregate cost of

$30,967,772, or approximately 91.9% of cost. As of the fourth quarter of 2024, it carried the position at $27,281,436 against cost of $30,617,100, or approximately 89.1% of cost.

124. On the May 8, 2025 earnings call, Defendant Tseng identified Alpine as one of the Company's three largest markdowns of the first quarter of 2025 and described the source of its deterioration as dating to 2023: "48Forty benefited from increased pallet demand coming out of COVID, but as the market began to normalize in 2023, volumes declined."

125. The Company placed Alpine on non-accrual in the second quarter of 2025, recording a $4.1 million unrealized loss and marking the position down to $22,461,188 against cost of $32,169,866, or approximately 69.8% of cost. It recorded a further $6.9 million unrealized loss in the third quarter of 2025, carrying the position at $15,553,038 against cost of $32,150,506, or approximately 48.4% of cost. Alpine was restructured in the first quarter of 2026.

126. Less than one quarter after Defendant Tseng told investors that the Company "remain[ed] confident in 48Forty's position as a leader within the pallet space," the Company placed the position on non-accrual. Within five months of Tseng's statement, Alpine's carrying value had fallen by more than half, from 89.1% of cost to 48.4% of cost. Nothing in the record identifies an intervening event in the second or third quarter of 2025 that caused Alpine's business to deteriorate at that pace; the volume declines Defendant Tseng had already described as underway since 2023 were the same declines the Company's own marks continued to track downward.

vii. AutoAlert

127. AutoAlert, LLC is an automotive data-analytics platform. It is not an arm's-length credit. In a March 2023 restructuring, BlackRock took ownership of

AutoAlert, which is designated in the Company's Consolidated Schedule of Investments as a "[c]ontrolled issuer—as defined under the 1940 Act (ownership of 25% or more of the outstanding voting securities of this issuer)." Defendant Tseng confirmed on August 7, 2025 that "[a]s part of our restructuring in March of 2023, we assumed control of the company," giving it direct and continuous access to AutoAlert's operating results.

128. In connection with that 2023 restructuring, the Company recorded a $36.2 million reversal of previously recognized unrealized losses, and a $30.7 million realized loss. The position was first written down in fiscal 2022, when it generated $34.3 million in unrealized losses.

129. Across every Class Period quarter-end for which the Company has filed a Consolidated Schedule of Investments, it carried AutoAlert's first-lien term loan at exactly $18,812,631, 100% of outstanding principal and 100% of cost, without variation: from 3Q24 through 3Q25. The second-lien term loan was likewise carried at exactly 100% of principal and cost at each of those dates, at $10,330,000, $10,718,897, $11,482,833, and $11,880,421, respectively, as payment-in-kind interest accreted.

130. The AutoAlert equity that the Company held alongside that debt was marked differently. The Company carried its 540,248 common units at $10,134,401 as of the third quarter of 2024 (against cost of $9,085,917), at $9,513,635 as of the fourth quarter of 2024, at $5,190,624 as of the second quarter of 2025, and at $5,190,704 as of the third quarter of 2025.

131. The Company recorded a $5.3 million unrealized gain on AutoAlert in the first quarter of 2025 and a $9.6 million unrealized loss in the second quarter of 2025—its first negative unrealized movement in over two years. It recorded a further $4.2 million unrealized loss in the fourth quarter of 2025.

viii. Additional Relevant Positions That BlackRock Failed To Discount

132. Several additional positions were carried at or near full value at each Class Period measurement date. Five of them, Hylan, Beqom, Brook & Whittle, Fishbowl, and InMobi, were among the twelve companies Defendants subsequently surprised investors with by identifying them in the Company's February 27, 2026 Form 8-K as drivers of the fourth quarter 2025 net unrealized loss of $66.5 million. Together, they accounted for approximately $23.0 million of that loss. Of those five, Defendants disclosed a per-share NAV impact for two: a $0.06 per share impact from Hylan and a $0.06 per share impact from InMobi, together accounting for approximately 7% of the quarter's $1.64 per-share NAV decline. Defendants did not disclose a comparable per-share figure for Beqom, Brook & Whittle, or Fishbowl. The remaining two positions discussed in this subsection were not among the twelve companies identified as fourth quarter 2025 drivers, but both were restructured in the second quarter of 2025 and are addressed here because they illustrate the same restructure-and-reset-to-par pattern described in Section I.E above, not because Defendants attributed the fourth quarter 2025 loss to them.

133. **Hylan.**[17] Hylan is a telecommunications infrastructure services business. It was restructured during 2024, and the Company booked a $10.7 million reversal of previously recognized unrealized losses in connection with that restructuring. The Company thereafter carried the Hylan first-lien term loan at $11,399,802 against cost of $11,575,692 as of the third quarter of 2024 (98.5% of

[17] The Company invested in Hylan principally through two vehicles tied to the same company: for debt, Hylan Intermediate Holding II, LLC; and for equity, Hylan Global LLC. However, Defendants referred to this investment as simply "Hylan." As such, this Complaint refers to both entities collectively as Hylan.

cost); at $11,376,522 as of the fourth quarter of 2024 (98.3%); at $10,888,098 against cost of $11,430,987 as of the second quarter of 2025 (95.3%); and at $11,000,170 against cost of $11,575,692 as of the third quarter of 2025 (95.0%). Over the same period the Company wrote Hylan's common stock down from $739,924 to $298,333 to zero to $7. Hylan received no adverse mention in the Company's earnings releases, investor presentations, or earnings call commentary at any point during the Class Period. On February 27, 2026, Defendants attributed a $5.2 million unrealized loss and a $0.06 per share NAV impact to "ongoing underperformance in this quarter as well as liquidity concerns."

134. **Khoros (Lithium).** Khoros, LLC, disclosed by the Company under both the "Lithium" and "Khoros" names, is a customer-engagement software company. BlackRock carried it at $9,330,896 against cost of $29,766,996 as of the third quarter of 2024 (31.3% of cost, non-accruing), and at $8,031,364 as of the fourth quarter of 2024 (27.0% of cost). The Company restructured Khoros in the second quarter of 2025, recording a $22.5 million realized loss and reversing $23.1 million of previously recognized unrealized losses. The Company then carried the successor first-lien loan at $5,978,250 against a cost basis of $5,978,250, *i.e.*, 100% of cost and principal, at both June 30, 2025 and September 30, 2025, and carried the accompanying preferred units at $1,468,577 against cost of $1,302,031 at September 30, 2025.

135. **InMoment.** The Company carried the InMoment first-lien term loan at $13,044,057 against cost of $19,325,057 as of the fourth quarter of 2024, designated non-accruing. Following the 2Q 2025 restructuring, which produced an $11.5 million realized loss and a $7.7 million reversal of previously recognized unrealized losses, the Company carried the successor common units in "Igloo Parent Holdings LLC" at $7,699,406 against cost of $7,661,666 as of the second

quarter of 2025, and at $7,987,941 as of the third quarter of 2025--both times at above cost.

136. **Beqom.** Before eventually generating a $3.7 million unrealized loss in the fourth quarter of 2025, SEP Eiger BidCo Ltd. (Beqom) was carried above cost at every Class Period measurement date: $24,897,224 against cost of $24,547,067 at December 31, 2024; $25,896,520 against cost of $25,614,973 at June 30, 2025; and $26,500,504 against cost of $26,154,316 at September 30, 2025.

137. **Brook & Whittle.** BW Holding, Inc. (Brook & Whittle) was carried at 92.7% of cost at September 30, 2024 and 89.7% of cost at December 31, 2024 before falling to 41.6% of cost by June 30, 2025 and generating a further $4.5 million unrealized loss in the fourth quarter of 2025.

138. **Fishbowl.** Fishbowl, Inc. was carried at 87.6% of cost in the third quarter of 2024 and 63.2% by the fourth quarter of 2024, and generated a further $4.6 million unrealized loss in the fourth quarter of 2025.

139. **InMobi**. The warrants issued by InMobi, Inc. (a company distinct from InMoment) were carried at an aggregate $7,846,243 against an aggregate cost of $582,259 in the third quarter of 2025, before generating a $5.0 million unrealized loss and a $0.06 per share NAV impact in the fourth quarter of 2025.

140. In the aggregate, eight of the positions described in this Section that Defendants finally identified on February 27, 2026 as drivers of the fourth quarter 2025 net unrealized loss, namely Edmentum, Razor, SellerX, AutoAlert, Pluralsight, Hylan, Brook & Whittle, and Fishbowl, were carried at a combined fair value of approximately $175.3 million as of the third quarter of 2025. Those same eight positions shocked investors by ***BlackRock suddenly attributing to them approximately $94.3 million of gross unrealized losses in the immediately succeeding quarter.***

I. DEFENDANTS' MATERIALLY FALSE AND MISLEADING STATEMENTS[18]

A. NOVEMBER 6, 2024

141. On November 6, 2024, the first day of the Class Period, BlackRock issued a press release announcing third quarter 2024 results, held an earnings conference call, filed its Form 10-Q for the quarter ended September 30, 2024, and issued its third quarter 2024 investor presentation. The press release reported NAV of $10.11 per share as of September 30, 2024. ***The press release reported NAV of $10.11 per share as of September 30, 2024***.

142. The press release stated:

> Net realized losses for the three months ended September 30, 2024 were $31.4 million, or $0.37 per share. Net realized losses for the three months ended September 30, 2024 were comprised primarily of $24.1 million and $7.4 million in losses from the restructuring of our investments in Pluralsight and McAfee, respectively. ***Subsequent to its restructuring, our debt investment in Pluralsight is back on accrual status.***

143. The same press release quoted Defendant Vig:

> ***Our portfolio showed signs of improvement since last quarter as non-accrual investments declined; however, an additional non-accrual investment and certain markdowns resulted in a slight reduction in the NAV.*** We are working diligently with our borrowers, their lenders, and their sponsors to resolve credit issues with the goal of achieving positive outcomes for our shareholders.

Id.

144. On the earnings call, Defendant Vig conveyed the same representation and expanded on it:

---

[18] The statements alleged to be false and/or misleading in this section are those bolded and italicized. They are presented in context.

> ***We removed Pluralsight from non-accrual status following its restructuring in August.*** The lender group and sponsor agreed to a consensual change of control where the lender group took control of the business, followed by an additional investment as part of the recapitalization that strengthened the balance sheet and provided over $200 million of capital to accelerate growth initiatives and support long-term strategic goals. As part of this recap, TCPC now owns a portion of the equity as well as the debt. ***We continue to closely monitor Pluralsight's performance alongside the remainder of the lender group.***

145. The statements by Defendants BlackRock and Vig in ¶¶ 142-44 above were false and/or misleading when made, and the Company's reported NAV of $10.11 per share was materially overstated because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. The entire Pluralsight position, debt and equity alike, was carried at or above full cost, with the debt restored to par through the restructuring accounting described at ¶¶ 81–83

above rather than through any recovery in Pluralsight's business, *see* ¶¶ 101–106, *supra*;

e. The $24.1 million realized loss reported that quarter was accompanied by a $24.1 million reversal of previously recognized unrealized losses, so it reflected no incremental economic deterioration;

f. A peer BDC marked its own first-lien Pluralsight position at approximately $0.48 on the dollar more than four months before Defendants spoke, *see* ¶ 104, *supra*; and

g. The decline in non-accrual investments to which Defendant Vig attributed the portfolio's "signs of improvement" was produced by the Pluralsight restructuring itself, not by any improvement in the underlying credits.

146. The market responded. TCPC common stock closed at $8.55 on November 6, 2024, up $0.75, or 9.62%, from $7.80 the prior trading day, on volume of 1,678,006 shares

B. FEBRUARY 27, 2025

147. On February 27, 2025, BlackRock issued a press release announcing fourth quarter and full year 2024 results, held an earnings conference call, filed its Form 10-K for fiscal year 2024, and issued its fourth quarter and full year 2024 investor presentation. ***The Company reported NAV of $9.23 per share as of December 31, 2024.***

148. The disclosures made that day were in part corrective, and are addressed as such in Section II, *infra*. They were simultaneously and independently false and misleading in the respects set forth in this subsection.

149. The press release quoted Defendant Tseng:

> We delivered adjusted net investment income of $1.52 per share in 2024, reflecting higher non-accruals as well as the impact of lower base rates and higher expenses. ***While the vast majority of our portfolio continued to perform well, we are working closely with our borrowers and sponsors to resolve the portfolio issues that impacted our results in recent quarters.***
>
> TCPC's new management team remains optimistic about our future prospects and is confident we have the right plan in place to effectively navigate the challenges presented during 2024 and to return the portfolio performance to historical levels. . . .
>
> ***Given our recent performance, our board declared a regular dividend of $0.25 per share for the first quarter 2025, which we believe is a sustainable level.*** In addition, our board declared a $0.04 special dividend for the first quarter. We intend to declare a special dividend of at least $0.02 in each of the second and third quarters of 2025, subject to Board approval. We appreciate our shareholders' support and have taken additional steps to further align our interests.

150. The press release also stated that the quarter's $72.3 million net unrealized loss was "***partially offset by a $14.8 million reversals [sic] of previous unrealized losses of our investment in SellerX***." *Id.*

151. The statements by Defendants BlackRock and Tseng in ¶¶ 149 and 150 above that "the vast majority of our portfolio continued to perform well" were false and/or misleading when made, and the Company's reported NAV of $9.23 per share was materially overstated, because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. Multiple portfolio companies were carried on BlackRock's books at fair values materially inconsistent with their deteriorated condition, and twelve companies stood on non-accrual, representing 14.4% of the portfolio at cost. Those materially deteriorated investments include:

i. Renovo at 53.0% of cost with three tranches non-accruing, ¶ 87, *supra*;

ii. Razor's first-lien A term loan at 39.0% of cost, its first-lien C term loan at $0, and its Class A Preferred Units at $0, ¶ 966, *supra*;

iii. Khoros at 27.0% of cost, ¶ 134, *supra*;

iv. SellerX first lien A2 term loan marked up to 64.9% of cost, ¶ 116, *supra*;

v. Alpine first lien term loan at 89.1% of cost and falling, ¶ 126, *supra*;

vi. Edmentum at approximately $35.9 million notwithstanding a $20.2 million write-down in the preceding nine months, ¶¶ 109-10, *supra*; and

vii. AutoAlert's first-lien term loan and senior secured revolver at exactly 100% of principal in a company the Company itself controlled, ¶ 129, *supra*.

e. The Edmentum equity position, even though materially impaired, could not appear in the non-accrual metric Defendants used to tout portfolio performance, *see* ¶ 67, *supra*;

f. The $0.25 per share dividend represented as "sustainable" rested on the same overstated portfolio condition; and

g. The $14.8 million SellerX "reversal[]" presented as an offsetting positive was the bookkeeping consequence of re-basing an impaired position, not a recovery of value, and the position was restructured approximately months later at a realized loss exceeding the entire reversal, *see* ¶ 118, *supra*.

152. On the earnings call, an analyst asked Defendant Tseng what confidence investors should have that the write-downs were complete. Tseng responded:

> Yes. Robert, that's a fair question. We're obviously laser-focused on trying to manage the existing non-accruals and the positions that have shown meaningful markdowns. ***The Razor markdown, which was the vast majority of the markdowns for the quarter, did come as a surprise to us. Partly there was an expectation that the recent equity investor that came in just about 2 quarters ago was going to continue supporting the business, but that went in a different direction. Hence, the meaningful markdown.*** Aside from that, most of the markdowns came from the existing cohort of assets that have been on the list, so to speak, on the non-accrual list in particular.

153. The statement by Defendant Tseng in ¶ 152 above that the Razor markdown "did come as a surprise to us" was false when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments; and

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny.

154. The Form 10-K filed the same day repeated the valuation-process representation quoted at ¶ 53 above. It added the following risk-factor language:

> This information may not be available because it is difficult to obtain financial and other information with respect to private companies, and even where we are able to obtain such information, there can be no assurance that it is complete or accurate. ***Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a readily available market for these securities existed. Due to this uncertainty, our fair value determinations with respect to any non-traded investments we hold may cause our net asset value on a given date to materially understate or overstate the value that we may ultimately realize on***

> ***one or more of our investments.*** As a result, investors purchasing our securities based on an overstated net asset value may pay a higher market price than the value of our investments might warrant.

155. The statement by Defendants BlackRock, Tseng, and Cuellar in ¶ 154 above was materially misleading when made because Defendants failed to disclose the following material, adverse fact:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. The warning that fair value determinations "may" overstate net asset value described, in the conditional, a condition that Defendants knew had already materialized as to the positions identified in Section H.

156. Even given these signs of deterioration, the investor presentation issued the same day ***reported a weighted average internal portfolio risk rating of 1.51 as of December 31, 2024, improved from 1.55 as of September 30, 2024***.

157. The statement by Defendant BlackRock in ¶ 156 above was materially misleading when made because Defendants failed to disclose the following material, adverse fact:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments; and

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny.

C. MAY 8, 2025

158. On May 8, 2025, BlackRock issued a press release announcing first quarter 2025 results, held an earnings conference call, filed its Form 10-Q for the quarter ended March 31, 2025, and issued its first quarter 2025 investor presentation. ***The Company reported NAV of $9.18 per share***.

159. The press release quoted Defendant Tseng:

> ***We made meaningful progress in strengthening our portfolio in the first quarter, and we are pleased to see signs of portfolio stabilization. Investments on non-accrual loans declined to 4.4% from 5.6% of the portfolio at fair value this quarter, reflecting the exit of four non-accrual investments.*** Adjusted net investment

income and net asset value were stable with last quarter's levels at $0.36 per share and $9.18 per share, respectively.

160. The same press release separately quoted Defendant Tseng:

> Although the impact of global macroeconomic factors remains uncertain, ***we have carefully reviewed our investments and estimate that only a mid-single digit percentage of our portfolio at fair market value will be directly impacted by tariffs.*** We believe we have the right plan to position the portfolio to perform well in all market environments and are taking a highly disciplined approach to making investments that are aligned with our stated strategy.

Id.

161. On the earnings conference call held the same day, Defendant Tseng stated:

> [P]ortfolio companies on non-accrual status at quarter-end declined meaningfully to 8 from 12 in the prior quarter. Non-accruals now comprise 4.4% of our portfolio at fair value, down from 5.6%, or 120 basis points sequentially. During the quarter, we exited our non-accrual positions in Securus, McAfee, CIBT and Avanti, all of which were broadly syndicated second lien loans that we believe offered limited near-term upside. . . . ***Subsequent to quarter-end, we removed Renovo from non-accrual, following the completion of a comprehensive recapitalization, which significantly delevered its balance sheet. Since the recapitalization, we have remained actively engaged with Renovo's management team as they pursue a variety of initiatives aimed at improving performance.*** As a result of this action, our pro forma non-accrual percentage post quarter-end has decreased to 4.1% at fair value and 11.8% at cost.

162. The statements by Defendants BlackRock and Tseng in ¶¶ 159 and 161 above were false and/or misleading, and the Company's reported NAV of $9.18 per share was materially overstated when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. The decline in the non-accrual percentage resulted from realizing approximately $41 million in losses, or $0.48 per share, on four positions, Securus, McAfee, CIBT and Avanti, offset by approximately $30 million of unrealized gains "primarily reflecting the reversal of previous unrealized losses." BlackRock TCP Capital Corp., Q1 2025 Earnings Call Tr. 6 (May 8, 2025). Defendants thus described as "stabilization" a quarter in which they reflected losses on four credits and removed the affected positions from the measure by which they had asked investors to judge the portfolio. *Id.* at 4.

e. The Renovo recapitalization did not restore value; it reset the accounting, reflected a $10.7 million realized loss offset by a $9.5 million reversal of previously recognized unrealized losses in the same quarter, *see* ¶ 89, *supra*; and The surviving Renovo

instruments were carried at 100% of the newly established cost basis notwithstanding the fact the Company had marked the position at 53% of cost five months earlier.

163. The statement by Defendant Tseng in ¶ 160 above that the Company had "carefully reviewed our investments" was misleading when made because Defendants failed to disclose the following material, adverse fact:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. That review did not produce marks conforming to the Company's stated valuation methodology, as the Renovo, Razor, Edmentum, and AutoAlert marks then on the Company's books demonstrated, *see* Section H, *supra*.

164. On the same call, Defendant Tseng identified Alpine as one of the Company's three largest markdowns of the quarter and, in the same passage, vouched for it:

> Our largest markdowns during the quarter were Razor Group, Gordon Brothers and Alpine, also known as 48Forty, which is a pallet management services provider that we haven't previously discussed. ***48Forty benefited from increased pallet demand coming out of COVID, but as the market began to normalize in 2023, volumes declined. While a slower-than-anticipated market recovery has pressured performance, we remain confident in 48Forty's position as a leader within the pallet space, which is a critical element of the supply chain . . . .***

165. The statement by Defendant Tseng in ¶ 164 above expressing confidence in Alpine was misleading when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. Alpine's volumes had been declining since 2023, and the Company had been marking the position down since the third quarter of 2024, then below 89% of cost and falling, *see* ¶¶ 123, 126, *supra*; and

e. The Company was already considering placing Alpine on non-accrual, which it did the very next quarter, *see* ¶ 126, *supra*.

166. The reported NAV of $9.18 per share was materially overstated for the reasons set forth in this subsection and in Section H.

167. The omissions were material. Investors told that non-accruals had declined "reflecting the exit of four non-accrual investments" would have attached materially different significance to that decline if they were also told those exits were effected by realizing losses on the positions concerned.

168. The market responded. BlackRock common stock closed at $7.10 on May 8, 2025, up $0.49, or 7.41%, from its $6.61 close the prior trading day.

D. AUGUST 7, 2025

169. On August 7, 2025, BlackRock issued a press release announcing second quarter 2025 results, held an earnings conference call, filed its Form 10-Q for the quarter ended June 30, 2025, and issued its second quarter 2025 investor presentation. ***The Company reported NAV of $8.71 per share, down from $9.18***.

170. The press release quoted Defendant Tseng:

> ***We made solid progress in reducing non-accruals, which declined to 3.7% of the portfolio's fair market value in the second quarter, down from 4.4% last quarter and 5.6% at the end of 2024. . . . While net asset value declined, this was driven by markdowns on previously restructured investments rather than new credit issues.*** We are actively engaged with these portfolio companies and focused on optimizing outcomes for our shareholders. At the same time, we continue to selectively deploy capital into attractive investment opportunities that align with our stated strategy and our objective of returning our portfolio to historical performance levels.

171. On the earnings conference call held the same day, Defendant Tseng stated:

> ***That said, NAV declined during the quarter, primarily due to marks on previously restructured portfolio companies rather than any new credit issues.***
>
> Turning to more detail on nonaccruals. ***We removed 4 large investments from nonaccrual status this quarter, including InMoment, SellerX, Lithium and Renovo. We are pleased with the steady improvement.*** However, progress is not linear and situations can remain dynamic as the companies implement their turnaround plans.
>
> We also added 4 investments to nonaccrual. These additions, Thrasio, Fishbowl, Brook & Whittle and 48forty fall into 2 main categories.

172. The statements by Defendants BlackRock and Tseng in ¶¶ 170 and 171 above were false and/or misleading, and the Company's reported NAV of $8.71 per share was materially overstated when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. Two of the four issuers placed on non-accrual that quarter, 48Forty (Alpine) and Brook & Whittle, had never been

previously restructured, contrary to the representation that the NAV decline was "driven by markdowns on previously restructured investments rather than new credit issues";

e. Defendant Tseng's own remarks on the call placed those additions in a category attributable to current-period credit deterioration rather than to prior restructurings. He explained that 48forty was placed on non-accrual "[i]n light of 48forty's recent performance and outlook," and that Brook & Whittle "has felt the effect of customers trading down to lower cost providers to reduce their expenses." Those characterizations confirm the Company's attribution of the quarter's decline was inconsistent with its own contemporaneous conduct and with its own contemporaneous explanation of that conduct; and

f. The reported reduction in non-accruals was achieved through restructurings that generated approximately $66.3 million in realized losses, or $0.78 per share, on four restructured positions, each then carried at or above 100% of its newly established cost basis, not by any improvement in the underlying credits.

173. Defendant Tseng's explanation of the quarter's AutoAlert markdown was materially inconsistent with the valuation-process representation. He stated:

> ***In the second quarter, we marked down our position in AutoAlert, an automotive data analytics platform. As part of our restructuring in March of 2023, we assumed control of the company. And since then, its performance has improved. Even so, valuations for similar companies in the sector have recently come down, and our third-party valuation providers adjusted AutoAlert's valuation to reflect those broader market trends.***

174. The statement by Defendant Tseng in ¶ 173 above was materially inconsistent with the valuation-process representation quoted at ¶ 53 above because Defendants failed to disclose the following material, adverse fact:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny; and

d. The $9.6 million markdown reflected sector comparables that had already moved before that quarter, meaning the Company's own prior marks had not captured information its stated process represented it would capture "at least quarterly," *see* ¶ 53, *supra*.

175. The investor presentation issued the same day ***reported a weighted average internal portfolio risk rating of 1.43 as of June 30, 2025, improved from 1.51 as of March 31, 2025***—an improvement recorded in the same quarter in which the Company added four issuers to non-accrual and reported a $0.47 per share (5.12%) decline in NAV.

176. The statement by Defendant BlackRock in ¶ 170 above was materially misleading when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments; and

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny.

E. NOVEMBER 6, 2025

177. On November 6, 2025, BlackRock issued a press release announcing third quarter 2025 results, filed its Form 10-Q for the quarter ended September 30, 2025, issued its third quarter 2025 investor presentation, and held an earnings call. ***The Company reported NAV at $8.71 per share***, unchanged from the previous quarter.

178. The press release quoted Defendant Tseng:

> ***We are encouraged by the progress we have made in executing against the strategic priorities we established at the start of the year – resolving challenged credits, improving the quality of our portfolio, and positioning TCPC to return to historical performance***

> ***levels. . . . In the third quarter, non-accruals declined to 3.5% of the portfolio's fair market value, down from 3.7% last quarter and 5.6% at the end of 2024. We have also reduced the average position size in our portfolio by making new investments in the current year with an average position size of $7.8 million compared to the average position size of $11.7 million at the end of 2024, creating a more diversified, lower risk portfolio.***

179. The statements by Defendants BlackRock TCP and Tseng in ¶ 178 above were false and misleading, and the Company's reported NAV of $8.71 per share was materially overstated when made because Defendants failed to disclose the following material, adverse facts:

a. BlackRock was cooking the books by using undisclosed and unfair valuation accounting methodologies that overvalued Blackrock's assets;

b. BlackRock's business was in decline but that fact was hidden by its improper choice of accounting methods which hid from investors the increasingly poor performance of its investments;

c. BlackRock eventually would have to make a change to more accurate accounting methods as it became impossible to hide the impairment of its investments and when it ultimately did, a number of BlackRock's key loans would lose tremendous value and the Company's accounting methods would be subjected to increased regulatory scrutiny;

d. Three days earlier, Renovo—the credit Defendants had held out in May 2025 as successfully resolved through a "comprehensive recapitalization," *see* ¶ 161, *supra*—had filed for Chapter 7 liquidation, listing assets of less than $100,000 against liabilities of up to $500 million, and Defendants knew

the Company expected to recover nothing on its investment, *see* ¶ 92, *supra*;

e. The Form 10-Q filed that day still carried all four Renovo debt tranches at 100% of principal and off non-accrual, as of a measurement date only thirty-four days before the liquidation filing, *see* ¶ 90, *supra*;

f. The Razor "improvement" Defendants touted was the arithmetic product of a $74.6 million reversal following a restructuring, not any change in the borrower's condition, *see* ¶¶ 99-100 *supra*;

g. The Edmentum mark had not moved at all that quarter despite the position's rising PIK-accretion cost, even though a peer holding a comparable junior equity interest in the same obligor had just publicly reported a material decline attributable to the same senior PIK securities, *see* ¶¶ 110-12, *supra*;[19]

h. The investor presentation omitted, for the first time, the weighted average internal portfolio risk rating the Company had reported every prior quarter, without disclosing the omission or its reason, *see* ¶¶ 69-72, *supra*; and

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[19] Plaintiffs do not contend that BlackRock TCP was required to carry its Edmentum position at any particular value, or at the value assigned by any other holder. The instruments held by the two BDCs differ, as do their respective positions in the Edmentum capital structure. The allegation is that BlackRock TCP reported no change at all in the fair value of a junior equity position over a quarter during which the identified source of pressure on that position (the accreting senior PIK securities) continued to accrete on the Company's own books, and in which a holder of a comparable junior interest in the same obligor publicly recognized deterioration attributable to that same source.

i. The declining non-accrual percentage Defendants touted was, by design, incapable of reflecting the deterioration of Edmentum, which became the single largest driver fourth quarter 2025 NAV decline, and the Company's Pluralsight, AutoAlert, Hylan, SellerX, InMoment, and InMobi common equity and warrant exposures were likewise incapable of appearing in that metric, *see* ¶¶ 39, 67-68, *supra*.

180. The reported NAV of $8.71 per share was materially overstated for the reasons set forth in this subsection and in Section H.

181. The market responded to this series of misleading disclosures: BlackRock common stock closed at $5.78 on November 6, 2025, up $0.26, or 4.71%, from its $5.52 close the prior trading day.

II. THE TRUTH OF DEFENDANTS' FRAUD IS PARTIALLY DISCLOSED ON FEBRUARY 27, 2025 AND FINALLY DISCLOSED TO THE MARKET ON JANUARY 23, 2026

182. As noted above in ¶ 148, Defendants continued to make false and misleading statements on and after February 27, 2025, although certain disclosures on that date were corrective. Specifically, before the market opened on February 27, 2025, BlackRock reported fourth quarter and full year 2024 results and filed its Form 10-K for fiscal year 2024, in which Defendants disclosed, for the first time, certain limited information about the credit deterioration that had accumulated in BlackRock's portfolio.

183. Defendants disclosed that debt and preferred equity investments on non-accrual status had risen to 5.6% of the portfolio at fair value and 14.4% at cost, from 3.7% at cost a year earlier; that the number of portfolio companies on non-accrual had tripled, to twelve; that NAV per share had fallen 22.44% year over

year, to $9.23; that realized and unrealized losses for 2024 totaled $194,895,042, a 186.26% increase over the prior year, including a $72.3 million net unrealized loss in the fourth quarter alone; and that the fourth quarter net unrealized loss was attributable principally to markdowns on Razor Group ($50.3 million), Securus/Aventiv Technologies ($7.3 million), Astra Acquisition Corp. ($6.5 million), HomeRenew Buyer/Renovo ($4.9 million), Pluralsight ($4.1 million), Fishbowl ($3.1 million), and InMoment ($3.0 million).

184. The Company also announced that its Board declared a first quarter 2025 regular dividend of $0.25 per share, together with a special dividend of $0.04 per share—reductions from the $0.34 regular dividend and $0.10 special dividend declared for the fourth quarter of 2024, a combined decline from $0.44 to $0.29 per share, or approximately 34%. In the same release, Defendant Tseng stated that the Company's adjusted net investment income of $1.52 per share for 2024 reflected "higher non-accruals as well as the impact of lower base rates and higher expenses." Non-accruals had in fact more than doubled over the course of 2024, reaching 5.6% of the portfolio at fair value and 14.4% at cost across twelve portfolio companies by year-end. The dividend reduction announced that same day is thus properly considered alongside, and informed by, the credit deterioration disclosed in the same release, even though the release did not itself expressly state the dividend cut was caused by rising non-accruals.

185. On this news, BlackRock's stock fell $0.90 per share, from $9.34 on February 26, 2025 to $8.44 on February 27, 2025, or 9.64%, on volume of 1,952,428 shares, roughly 3.4 times the trailing 90-trading-day average.

186. On January 23, 2026, after the close of trading, BlackRock filed a Current Report on Form 8-K estimating preliminary fourth quarter and full year 2025 results. It stated:

> We currently preliminarily estimate:
>
> The Company's net asset value per share as of December 31, 2025 to be between approximately $7.05 and $7.09, ***an anticipated decline of approximately 19.0% during the quarter ended December 31, 2025,*** compared to a net asset value per share of $8.71 as of September 30, 2025. ***This decline is primarily driven by issuer-specific developments during the quarter. . . .***
>
> Debt investments on non-accrual status will represent approximately 4.0% of the Company's portfolio at fair value and approximately 9.6% at cost as of December 31, 2025, compared to 3.5% of the Company's portfolio at fair value and 7.0% at cost as of September 30, 2025.

187. Defendants tacitly acknowledge deficiencies in their prior accounting practices with respect to inputs to the valuations. Under their recommitment to "robust financial reporting and valuation processes," Defendants announced that resources would be brought to bear on "portfolio data collection and information flow" in the same filing in which they disclosed a 19% single-quarter decline in net asset value. *Id*.

188. Defendants appeared to tacitly acknowledge a shift in valuation processes as a result of the Highbridge Principal Strategies Investment Partners ("HPS") merger in the January 23 Form 8-K when, for the first time, the Company expressly claimed its new Private Financing Solutions ("PFS") platform that had been created with HPS in August 2025 to, among other things, enhance its deal pipeline, was also supporting portfolio data collection and information flow in collaboration with third-party pricing vendors and valuation firms.

189. On the next trading day, January 26, 2026, BlackRock's stock fell $0.76 per share, from $5.86 to $5.10, or 12.97%, on volume of 6,702,328 shares, roughly 8.7 times the trailing 90-trading-day average.

190. Analysts had been shocked at the bombshell disclosure of a loss of 19% of BlackRock's NAV.

191. J.P. Morgan noted that total leverage would rise to 1.74x from approximately 1.42x and predicted that the Company's BB+ rating from Fitch "will go lower given the secured nature of its balance sheet, rise in leverage, and weakening asset quality." Kabir Caprihan & Vincent Barretta, J.P. Morgan, *BDCs In The New Year* 1 (Jan. 26, 2026).

III. POST-CLASS PERIOD DEVELOPMENTS SUPPORT PLAINTIFFS' ALLEGATIONS

192. Event and disclosures after the close of the Class Period buttress and corroborate Plaintiffs' allegations.

193. On February 27, 2026, the Company filed its Form 10-K for fiscal year 2025, issued its fourth quarter and full year 2025 earnings release, held its earnings conference call, and issued its fourth quarter and full year 2025 investor presentation.

194. Those disclosures identified twelve portfolio companies as the principal contributors to the disastrous fourth quarter's $66.5 million net unrealized loss, expanding on the six companies the Company had identified on January 23, 2026:

(1) $32.0 million unrealized loss on Edmentum;

(2) $20.6 million unrealized loss on Razor Group (disclosed as "Infinite");

(3) $18.5 million unrealized loss on SellerX;

(4) $5.2 million unrealized loss on Hylan;

(5) $5.0 million unrealized loss on InMobi;

(6) $4.7 million unrealized loss on Pluralsight;

(7) $4.6 million unrealized loss on Fishbowl,

(8) $4.5 million unrealized loss on Brook & Whittle;

(9) $4.3 million unrealized loss on Domo;

(10) $4.2 million unrealized loss on AutoAlert;

(11) $3.7 million unrealized loss on Beqom; and

(12) $2.7 million unrealized loss on Suited Connector.

The Company stated that these losses were partially offset by reversals of $25.6 million, $20.2 million, $10.2 million, and $2.3 million from the disposition of Anacomp, Astra, Conergy, and McAfee, respectively.[20] The release separately identified the drivers of the quarter's $73.9 million net realized loss: $24.8 million from Anacomp, $20.2 million from Astra, $13.4 million from Renovo (disclosed as "HomeRenew Buy"), $10.2 million from Conergy, and $2.7 million from McAfee.

195. The same disclosures reported that Razor Group had been written down to zero in its entirety, with Defendant Tseng stating that "we have now fully written our position down to 0"; that approximately 91% of the quarterly NAV reduction was attributable to investments underwritten in 2021 or earlier; that net realized losses for the quarter were $73.9 million, or $0.87 per share, and net unrealized losses $66.5 million, or $0.78 per share, producing a net decrease in net assets of $118.3 million, or $1.39 per share; that net regulatory leverage had risen to 1.41x at year end from 1.20x at the end of the third quarter,[21] producing a total leverage ratio of 1.74x, *see* ¶¶ 34–36, *supra*; and that the Board had cut the

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[20] These twelve loss reversals represent the largest components of, but do not fully reconcile to, the quarter's net unrealized and net realized loss figures, the balance being attributable to smaller, unlisted mark movements across the remainder of the portfolio.

[21] Net regulatory leverage is a distinct, Investment Company Act-based measure that excludes certain items such as SBA debentures from total debt.

quarterly dividend by 32%, to $0.17 per share from $0.25 per share. The Company reported final audited NAV of $7.07 per share, within the preliminary range announced on January 23, 2026.

196. Defendant Tseng's contemporaneous explanations corroborate that the conditions producing the fourth quarter 2025 losses were long-standing. He stated that the affected companies "benefited from high levels of pandemic era demand but have since seen results soften," and that they "were underwritten in a significantly lower base rate environment and have faced challenges adjusting to sustained higher interest rates." Neither condition could have both emerged and metastasized to the extent necessary to produce the losses reported in the fourth quarter of 2025 within that quarter alone. He separately stated the Company's Edmentum investment consisted "entirely of preferred and common equity, making it inherently sensitive to changes in enterprise value," *id.* at 5, and that Razor and SellerX "have been restructured previously and continued to underperform during the quarter, resulting in further reduction to their outlooks," *id.*

197. The fourth quarter and full year 2025 investor presentation issued that day again omitted the weighted average internal portfolio risk rating and the endnote describing the grading system. *See* ¶¶ 69–72, *supra*.

198. BlackRock's stock fell $0.42 per share, or 9.31%, from $4.51 on February 26, 2026 to $4.09 on February 27, 2026, on volume of 2,964,779 shares, roughly 3.4 times the trailing 90-trading-day average.

199. The deterioration continued thereafter. On May 7, 2026, the Company reported NAV of $6.72 per share as of the first quarter of 2026, and $32.7 million of net realized losses for the quarter, driven by the Fishbowl sale and the Alpine (48forty) restructuring.

200. The Company's Form 10-K for fiscal year 2025 disclosed, for the first time, that certain Level 3 investments were valued using a technique the Company called an "expected recovery valuation model," distinct from the income approach used to value the substantial majority of the Company's Level 3 Bank Debt and equity positions. The Company disclosed that

> [d]uring the year ended December 31, 2025, five senior debt positions with an aggregate fair value of $37.9 million transitioned from an income approach to an expected recovery valuation model, one senior debt position with a fair value of $7.6 million transitioned from market quotes to an income approach, and one senior debt position with a fair value of $5.6 million transitioned from an expected recovery valuation model to an income approach.

The Company stated that "[t]he changes in approach were driven by considerations given to the financial performance of each portfolio company." *Id.*

201. This disclosure did not appear in the Company's Forms 10-Q and Form 10-K for the quarters ended September 30, 2024, December 31, 2024, March 31, 2025, June 30, 2025, September 30, 2025, the five Class Period periodic reports that otherwise described the Company's valuation techniques in detail. Because the transitions described above occurred during the year ended December 31, 2025, a period entirely within the Class Period, this was the first time the Company disclosed to investors that specific, unidentified Bank Debt and equity positions were being valued under a framework distinct from the income approach the Company otherwise described as governing its portfolio.

202. The Company's subsequent Forms 10-Q disclose that this practice continued and expanded after the Class Period closed. For the three months ended March 31, 2026, the Company disclosed that three senior debt positions with an aggregate fair value of $2.9 million transitioned from an income approach to an expected recovery valuation model. For the six months ended June 30, 2026, the

Company disclosed that fourteen senior debt positions with a fair value of $84.9 million transitioned from an income approach to an expected recovery valuation model. Because only $2.9 million of that six-month total is attributable to the first quarter of 2026 standing alone, the substantial majority of the $84.9 million disclosed for the six-month period, no less than approximately $82 million, occurred during the second quarter of 2026.

203. The non-accrual percentage that Defendants falsely claimed during the Class Period was evidence of improving portfolio quality, *see* ¶¶ 66–67, *supra*, continued to decline after the Class Period closed, coinciding with the disposition, restructuring, or write-off of specific positions identified in Section H. As of December 31, 2025, debt and preferred equity investments in fourteen portfolio companies were on non-accrual status, representing 4.0% of the portfolio at fair value and 9.7% at cost. As of March 31, 2026, that figure had fallen to thirteen portfolio companies, 2.8% of the portfolio at fair value and 7.6% at cost. The Company attributed that quarter's realized losses principally to the disposition of its Fishbowl investment and the restructuring of its Alpine (48forty) investment. *See* ¶ 199, *supra*). As of June 30, 2026, the figure had fallen further still, to thirteen portfolio companies, 1.6% of the portfolio at fair value and 7.4% at cost.

204. These post-Class Period disclosures support and bolster the allegations set forth above:

205. *First*, the positions that Defendants carried at or near full value as of the third quarter of 2025—Razor, SellerX, AutoAlert, Pluralsight, Hylan, and Brook & Whittle—were ***the same positions Defendants subsequently identified as the drivers of the fourth quarter 2025 loss***, and they fell by amounts that Defendants themselves attributed to underperformance and to ***long standing*** macroeconomic conditions. *Second*, Renovo, whose four debt tranches the

Company carried at an aggregate fair value of $11,620,574 against an aggregate cost of $11,088,887, or approximately 104.8% of cost, on September 30, 2025, produced a $13.4 million realized loss across its debt and preferred equity positions and was written off in full within thirty-four days. *Third*, the Company's claim that approximately 91% of the quarterly decline arose from developments occurring in the fourth quarter of 2025 does not hold water–there was no widespread comparable dramatic drops among BlackRock's peer group.

206. On July 1, 2026, it was announced that Tseng was also leaving the Company. As reported by *Bloomberg News*:

> The head of BlackRock Inc.'s beleaguered private credit fund is in the process of leaving the firm, a move that follows months of losses on soured loans and revelations of a US regulatory probe into the unit's valuation practices.

Olivia Fishlow & Silla Brush, *BlackRock's Tseng to Exit as CEO of Troubled Private Credit Fund*, Bloomberg News (July 1, 2026), https://www.bloomberglaw.com/product/blaw/bloombergterminalnews/bloomberg-terminal-news/THESVJT9NJLU?criteria_id=c93ab47e727daf1bb85c5c733b5c7d5a.

IV. ADDITIONAL SCIENTER ALLEGATIONS

207. During the Class Period, Defendants acted with scienter in that they knew, or were deliberately reckless in not knowing, that the public statements disseminated to the investing public in the name of the Company, or in their own names, were materially false and misleading when made. Defendants had actual knowledge of, or access to, non-public information concerning the condition of the Company's investment portfolio and the values assigned to it, including: (1) that specific portfolio investments were not being valued on a timely or appropriate basis; (2) that the Company's restructurings were not resolving challenged credits

or improving portfolio quality, but were resetting the accounting for credits that continued to deteriorate; (3) that the reported reduction in non-accruals was produced by reflecting losses and removing the affected positions from the measure rather than by any improvement in the underlying credits; (4) that the Company's unrealized losses were understated; and (5) that, as a result of the foregoing, reported net asset value was overstated.

208. Defendants knew and/or recklessly disregarded the false and misleading nature of the material information they caused to be disseminated to the investing public. The fraudulent scheme described herein could not have been perpetrated during the Class Period without the knowledge and complicity of, or at least reckless disregard by, personnel at the highest levels of the Company, including the Individual Defendants.

209. The Individual Defendants, because of their positions at BlackRock, controlled the contents of BlackRock's public statements during the Class Period. The Individual Defendants were provided with or had access to the material information alleged herein to be false and/or misleading prior to or shortly after its issuance and had the ability and opportunity to prevent its issuance of cause it to be corrected. Because of their position and access to material, non-public information, the Individual Defendants knew or recklessly disregarded the adverse facts specified herein, which had not been disclosed to, and were being concealed from, the public and that the positive representations that were being made were false and misleading. As a result, each of the Defendants is responsible for the accuracy of BlackRock's corporate statements and, therefore, is responsible and liable for the representations contained herein.

210. The facts set forth below, considered collectively and together with the allegations set forth throughout this Complaint, give rise to a strong inference

that Defendants acted with scienter. Those facts establish that Defendants controlled the valuation process they described to investors, possessed contemporaneous position-level information about each of the credits at issue, repeated the same conduct across at least eight portfolio companies over five consecutive quarters, and made statements about those credits their own contemporaneous records and their own statements on the same occasions contradict.

A. *RESPONDEAT SUPERIOR* AND AGENCY PRINCIPLES APPLY

211. BlackRock is liable for the acts of the Individual Defendants under the doctrine of *respondeat superior* and common law principles of agency because all of the wrongful acts complained of herein were carried out within the scope of their employment or agency, with actual or apparent authority. The scienter of the Individual Defendants is likewise imputed to BlackRock under *respondeat superior* and agency principles.

B. THE INDIVIDUAL DEFENDANTS HAD ACCESS TO MATERIAL INFORMATION THAT THEIR STATEMENTS WERE FALSE AND MISLEADING

212. Defendants told investors, in the Company's annual report, exactly how much they knew about each portfolio company and how they came to know it. The Company identified the specific mechanisms of board oversight and control: "board observation and information rights, regular dialogue with company management and sponsors, and ***detailed internally generated monitoring reports***," together with a "***monitoring template***" that "is used as a tool by the Investment Committee to assess investment performance relative to plan." It disclosed that "[d]eal teams maintain contact with portfolio company management through

regularly scheduled and ad hoc conference calls and onsite visits"; that "[d]eal teams review portfolio company progress relative to plan and pre-determined performance benchmarks"; that "[a]dverse or unexpected developments, as well as consequential routine updates, are ***reported to the Investment Committee and thoroughly discussed at regularly scheduled weekly meetings***"; and that "***[a]ll existing portfolio holdings are formally reviewed in detail by the entire Investment Committee once per quarter at the Advisor's quarterly portfolio review***." *Id.*

213. As alleged throughout this Complaint, during the Class Period, Defendants had actual access to material information demonstrating that their statements about how the quality of the portfolio positioned the Company for financial success across a variety of key financial metrics such as the NAV were false and misleading when made.

214. For example, during his last day as CEO, Vig described how closely involved he and his team were monitoring the portfolio and their approach to deploying capital, a core aspect of BlackRock's business:

> [T]he team is taking the same approach ***we always have, reviewing every company in our portfolio with an eye toward identifying potential issues and acting as early as possible***. As we head into the final quarter of 2024, we have a strong capital position and a robust pipeline of investment opportunities. ***We continue to take a highly selective and disciplined approach to deploying capital with a credit-first downside protected mindset.***

215. ***Defendants repeatedly told investors that they monitored each portfolio company individually and closely***, including those whose loans they had placed on non-accrual. On February 27, 2025, discussing the two names added to non-accrual that quarter, Defendant Tseng told investors:

> On our last call, we mentioned that InMoment, which provides customer experience management software and solutions that help businesses understand and improve their customer experiences, experienced a slowdown in growth due to industry dynamics and is transitioning its focus towards multi-signal product, which we believe has long-term growth potential. This slowdown in growth has continued into the fourth quarter, resulting in our decision to place the company on non-accrual. ***We will continue to monitor InMoment closely and to collaborate and support the management team.***

Nine months later, Tseng described the new management team's focus in the same terms: "since this management team really came in at the end of last year, ***we've really been focused on that portfolio diversification point so that we don't – this portfolio doesn't fall victim to a lot of the concentration issues that it had previously***."

216. Defendant Cuellar described the same direct engagement with the troubled credits, telling investors that "[a]s Phil noted, we continue to work closely with our borrowers, their sponsors and creditors to optimize our recovery value." *Id.* at 6.

217. Additionally, Defendants had contemporaneous knowledge of the status of each portfolio company. On November 3, 2025, Renovo filed for Chapter 7 liquidation. *See* ¶¶ 91–92, *supra*. Three days later, Defendant Tseng was quoted in the Company's third quarter 2025 earnings press release stating that Defendants "made continued progress in executing on the strategic priorities we outlined at the start of the year, resolving challenged credits, improving the quality of our investment portfolio, and positioning TCPC to return to historical performance levels." On the earnings call held the same day, Defendants disclosed that Renovo had entered liquidation, that they did "not expect to recover value on our investment in Renovo," and that they expected the loss to reduce fourth quarter net asset value by approximately $0.15 per share. Defendants therefore held the

specific, quantified knowledge of Renovo's failure on the same day they published a contrary characterization of the same subject.

218. Each Individual Defendant's access to position-level information followed from the roles he actually performed, not merely from his title. Defendant Tseng sat as one of four voting members of the Advisor's Investment Committee, which met weekly, received reports of "[a]dverse or unexpected developments" concerning portfolio companies, and formally reviewed every existing portfolio holding in detail once each quarter. *See* ¶ 212, *supra*. Defendant Cuellar, as Chief Financial Officer, was responsible for the preparation of the Company's financial statements, in which the fair value of every position was reported, and signed each of them. Each Individual Defendant addressed the specific credits at issue by name on quarterly earnings calls, describing their operating performance, their restructuring status, negotiations with their sponsors, and the expected per-share effect of their marks on net asset value.

C. DEFENDANTS' FINANCIAL AND MIDDLE-MARKET LENDING EXPERIENCE

219. Defendants were highly educated, trained, and experienced in finance, risk management, and direct lending to middle-market companies, were well-versed in the customs and practices of their industry, and therefore were aware that the Company's portfolio had significantly weakened due to credit issues, restructuring, and non-accruals.

220. Defendant Vig has nearly 20 years of experience as a Managing Partner of a registered investment company. Vig was Managing Partner, Managing Director, and President of Tennenbaum Capital Partners (i.e., the Advisor, *see* ¶ 49) until 2018. Raj Vig, LinkedIn. https://www.linkedin.com/in/rajneesh-vig-31960b4/ (last visited Aug. 23, 2026) ("Vig LinkedIn Profile"); Raj Vig

Professional Summary, S&P Global Market Intelligence, https://www.capitaliq.spglobal.com/apisv3/spg-webplatform-core/search/searchResults?vertical=&q=raj%20vig (last visited Aug. 23, 2026) ("Vig S&P Profile"). He then became Managing Director, serving as a member of BlackRock's Global Credit Platform and Chair & CEO of BlackRock TCP Capital Corp. until his resignation in 2024. Vig LinkedIn Profile. Prior to joining TCP, Vig held roles within Investment Banking, Debt Capital Markets, and the Structured Solutions Group at Deutsche Bank Securities from 1999 to 2006. Vig S&P Profile. He was also a Director of Dialogic, Inc. He earned his MBA from New York University, and his BA from Connecticut College. *Id.*

221. Defendant Philip Tseng is employed by the Advisor. BlackRock TCP Capital Corp., Definitive Proxy Statement (Schedule 14A) (Apr. 9, 2026) ("2026 Proxy"). Before the Advisor's August 2018 merger with a wholly owned subsidiary of BlackRock Capital Investment Advisors, LLC, Tseng served as a Managing Partner of the Advisor, at that time operating as an independent firm under the Tennenbaum Capital Partners, LLC name, and as a member of its Management Committee. *See* ¶ 49, *supra*. He joined Tennenbaum Capital Partners, LLC in 2004, approximately fourteen years before the BlackRock acquisition, and continued in that Managing Partner role until and after the acquisition closed. Phil Tseng, LinkedIn Profile, https://www.linkedin.com/in/philip-tseng-033179/ (last visited Aug. 23, 2026). Tseng became the Company's President and Chief Operating Officer effective August 5, 2021. On November 6, 2024, BlackRock announced that Tseng succeeded Vig as Chief Executive Officer, Chairman of the Board, and Co-Chief Investment Officer. He continued in those roles throughout the remainder of the Class Period. Tseng is quoted by name in each of the Company's quarterly earnings releases from the third quarter of 2024 through the

fourth quarter of 2025 and spoke on each corresponding earnings conference call. Before joining Tennenbaum Capital Partners, LLC, Tseng was a member of the Credit Suisse First Boston technology investment banking group. Before that, he worked in investment banking at Deutsche Bank Alex Brown. He holds an M.B.A. from Harvard Business School and an A.B. in Economics from Harvard College.

222. Tseng as also was one of only four voting members of the Advisor's Investment Committee. BlackRock TCP Capital Corp., Annual Report 8 (Form 10-K) (Feb. 27, 2025) ("The voting members of the Investment Committee for the Company are currently Philip Tseng, Jason Mehring, Rob DiPaolo and Dan Worrell."). That committee "meets weekly," and "[a]pproval by a simple majority vote of the voting members of the Investment Committee for each respective fund is required for the purchase or sale of any investment, with certain de-minimis exceptions." *Id.* It is also the body to which adverse developments concerning portfolio companies are reported and at which every existing holding is formally reviewed each quarter. *Id.* The Chief Executive Officer who told investors each quarter that the portfolio was improving therefore sat inside the Advisor's decision-making body, held a vote on every acquisition and disposition, and participated in the quarterly review of every position at issue in this action.

223. Defendant Cuellar has served as Chief Financial Officer and Treasurer of BlackRock since June 2021. Erik L. Cuellar, Bloomberg Profile, https://www.bloomberglaw.com/people/17605566 (last visited Aug. 23, 2026). He was previously Controller for BlackRock from August 2018 to June 2021. He earned his Bachelor of Science from California State University, Northridge in Accounting. *Id.*

D. THE MANAGEMENT FEE WITH TENNENBAUM AND THE INDIVIDUAL DEFENDANTS' POSITIONS AT TENNENBAUM SUPPORTS SCIENTER

224. The Individual Defendants were motivated to artificially inflate the NAV because the NAV directly impacted the fees earned by Tennenbaum, the Advisor, whose Investment Committee they also served and by whom they were compensated.

225. The Advisor selected, originated, structured, and managed every investment in the portfolio, and it also determined, as Valuation Designee, the fair value assigned to those same investments. *See* ¶¶ 46, 53–64, *supra*. No independent check stood between the Advisor's judgment about how its own underwriting had performed and the number the Company reported to investors as net asset value. The Company itself acknowledged that although the Valuation Designee "utilizes the services of an independent valuation firm," the Valuation Designee "retains ultimate authority as to the appropriate valuation of each such investment."

226. The Advisor's base management fee is calculated on the Company's total assets excluding cash, "determined without deduction for any borrowings or other liabilities," which is to say on the aggregate of the very fair values the Advisor itself assigns. For the year ended December 31, 2024, base management fees totaled $24.5 million, and incentive compensation totaled $19.2 million. Payment-in-kind interest compounds both effects: it increases reported investment income and, as the Company's own filings state, "has the effect of generating investment income at a compounding rate, thereby further increasing the Incentive Fees payable to the Advisor," while simultaneously increasing the carrying value

of the underlying instrument and therefore the asset base on which the base management fee is computed. *See* ¶¶ 50–52, *supra*.

227. As reported in the Company's 2025 Proxy, Tseng owned 27,481 shares of BlackRock and also was employed by Tennenbaum during the Class Period. Thus, Tseng's compensation was tied to the compensation earned by Tennenbaum, which depended in part of BlackRock's NAV.

228. As reported in the Company's 2024 Proxy, Vig owned 67,250 shares of BlackRock and also was employed by Tennenbaum during the Class Period. Thus, Tseng's compensation was tied to the compensation earned by Tennenbaum, which depended in part of BlackRock's NAV.

229. The fee structure demonstrated opportunity and conflict: the entity that determined the fair value of every position was the same entity whose underwriting those values measured, whose compensation those values generated, and whose personnel controlled what the Company told investors about them. Rule 2a-5 requires a valuation designee to "[a]ssess and manage" precisely such conflicts. 17 C.F.R. § 270.2a-5(a)(1); *see* ¶¶ 45–46, *supra*.

E. THE FRAUD IMPLICATED BLACKROCK'S CORE OPERATIONS

230. The fraud alleged herein implicates BlackRock's core operations. The Company has no business other than holding and valuing a portfolio of privately held debt and equity investments. As of December 31, 2024, 98.4% of that portfolio was categorized as Level 3, valued using unobservable inputs, and an additional 0.1% was valued by the Valuation Designee directly. Determining the fair value of those positions is not an ancillary accounting function for this Company; it produces substantially the entire asset side of its balance sheet, the net asset value by which its shares are priced, its compliance with regulatory leverage

limits and credit facility covenants, and the fee paid to its advisor. *See* ¶¶ 26–38, *supra*. The valuation of the specific positions identified in Section H was prominent enough within the Company's operations that it would be absurd to suggest the Individual Defendants were unaware of how those positions were being marked. And Tseng, for his part, was on the committee charged with marking those positions. *See* ¶¶ 218, 222, *supra*.

231. As of December 31, 2025, the Company held approximately $1.5 billion of investments across 141 portfolio companies. Defendants identified twelve named positions as the principal contributors to the quarter's $66.5 million net unrealized loss, and six of those positions alone accounted for approximately 67%, or $1.11 per share, of the quarter's net asset value decline.

232. On February 27, 2025, Defendants disclosed that the number of portfolio companies on non-accrual status had tripled over the course of 2024, from four to twelve, and that non-accruals had risen from 2.0% to 5.6% of the portfolio at fair value and from 3.7% to 14.4% at cost. Credit quality across the portfolio is not a peripheral metric for a BDC; it is the substance of the business.

233. Defendants understood the significance of individual portfolio positions well enough to manage the portfolio around them. In the third quarter 2025 earnings press release, the Company told investors: "We have also reduced the average position size in our portfolio by making new investments in the current year with an average position size of $7.8 million compared to the average position size of $11.7 million at the end of 2024, creating a more diversified, lower risk portfolio."

234. The Individual Defendants demonstrated position-level command of these credits on every quarterly earnings call. They discussed Razor, SellerX, Renovo, Edmentum, Hylan, InMobi, Pluralsight, Astra, Fishbowl, Brook &

Whittle, and 48forty by name. They described each company's operating performance, the status of its restructuring, the posture of negotiations with its sponsor and creditors, and, in several instances, the expected effect of its mark on net asset value to the cent. *See* ¶¶ 92, 113, 119, 132, 136–38, 143, 169, 196–97, *supra*. Defendants' detailed, contemporaneous knowledge of each credit's operating condition, obtained through the channels described above, makes it implausible that they were unaware their own Valuation Designee's marks, which they also approved and disclosed, failed to reflect that condition.

235. The Individual Defendants held themselves out as the executives most knowledgeable about the investment portfolio. The portfolio is crucial enough to require senior management's attention to individual credits and is explicitly dependent upon "senior management personnel of the Advisor for [BlackRock's] future success." They repeatedly highlighted in earnings calls that they will focus on "portfolio stabilization," and aim to returning the portfolio to "historical performance levels."

F. THE CONDUCT WAS REPEATED NUMEROUS TIMES

236. A single valuation judgment may be debatable. What Defendants did was not a single judgment. The same sequence recurred in at least six portfolio companies: a distressed credit was restructured; the Company calculated and took a realized loss and simultaneously ***reversed the previously recognized unrealized loss***; the surviving instruments were assigned a newly created cost basis; the Company marked those instruments at or above 100% of that basis; the position was removed from non-accrual; and Defendants reported the result to investors as evidence that the credit had been resolved, ***despite little or nothing having actually been resolved about the creditworthiness of the underlying company*** that was previously facing default. That sequence occurred with Pluralsight in the third

quarter of 2024; with Renovo in the fourth quarter of 2024 and again in the second quarter of 2025; with Razor in the fourth quarter of 2024 and again in the third quarter of 2025; with SellerX in the fourth quarter of 2024 and again in the second quarter of 2025; with Khoros in the second quarter of 2025; and with InMoment in the second quarter of 2025. *See* ¶¶ 87-90, 96-100, 102-03, 116-19, 134, 135, *supra*. In each case, the newly created position subsequently failed again. Defendants applied the same treatment, produced the same reported outcome, and delivered the same message to investors, nine times, in the same fifteen-month span, across six borrowers in unrelated industries. That is not a series of independent judgments about enterprise value. ***It is a practice of intentionally and deceptively overvaluing assets that ultimately exploded at the end of the class period when the practice could be maintained no longer.***

G. THE DOJ INVESTIGATION AND TSENG'S RESIGNATION FURTHER SUPPORTS SCIENTER

237. That the DOJ initiated an investigation into BlackRock's valuation practices—the very practices that caused the Company's NAV to be artificially inflated—provides additional support for Defendants' scienter. On May 15, 2026, nearly four months after BlackRock announced markdowns to its NAV, Bloomberg News reported that the Manhattan US Attorney's Office had been investigating BlackRock's valuation practices following its "rare off-cycle disclosure in January that said it expected to slash the value of its assets by 19%." BlackRock and its "executives" were said to have been "question[ed]" in connection with the investigation.

238. The article underscored the significance of BlackRock's markdown, explaining that:

> Investors in BDCs rely on the values ascribed to the loans, since there is no active market where the assets trade. Marks are therefore a key factor in determining at what price investors can enter or exit the fund, and they also impact the fees managers collect from the vehicles.

239. And, as Jay Clayton, the then-U.S. Attorney for the Southern District of New York, "reiterat[ed] at a Managed Funds Association conference [in May 2026] '***if people are mismarking in order to generate fees, that's always been a no-no***.'"

240. Indeed, Max Firth, a podcast host with Stoic Finance, explained:

> The [United States] District Attorney for [the] Southern [District of] New York couldn't have been clearer In fact, if a firm is deliberately inflating the value of their illiquid assets to generate extra fees off their investors, that's always been a no no was the quote, which I do have to admit is a weird way of saying illegal coming from one of the most senior lawyers in America. Now, BlackRock and the rest of the industry know that time is up so they're desperately trying to pretend that they're acting in good faith and are accelerating the markdown of their assets after ignoring all of the fundamentals in their portfolios for the last two or so years which even led to Black Rock marking down the value of its loans by 19% on just a random day in January as opposed to the quarterly basis it's usually done in. Essentially, BlackRock know the Feds are looking at them. They know they've been committing fraud and basically stealing from their investors. And so they're slashing asset prices in an attempt to show the Feds that they are valuing their assets fairly, but it's too little too late.

241. Defendant Tseng's abrupt departure from BlackRock, just six weeks after the DOJ probe became public, further supports a strong inference of scienter because it can be readily inferred that the matters underlying the DOJ's investigation —*i.e.*, BlackRock's improper valuation practices—led to his exit.

H. THE TEMPORAL PROXIMITY BETWEEN DEFENDANTS' MISSTATEMENTS AND THE RELEVANT TRUTH BOLSTERS SCIENTER

242. The proximity between Defendants' reassurances and the events that contradicted them supports scienter. The clearest instance is measured in days rather than months. On September 30, 2025, the Company carried every surviving

Renovo debt tranche at exactly 100% of outstanding principal and designated none of them non-accruing. *See* ¶ 91, *supra*. Thirty-four days later, Renovo filed for Chapter 7 liquidation listing assets of less than $100,000 against liabilities of $100 million to $500 million. *See* ¶ 92, *supra*. Three days after that, Defendants published Defendant Tseng's statement that they were "encouraged by the progress we have made" in "resolving challenged credits, improving the quality . . . of our portfolio," and later that same day disclosed the liquidation, that they expected to recover nothing, and that the loss would reduce net asset value by approximately $0.15 per share. *See* ¶¶ 92, 178, *supra*.

243. On November 6, 2024, the ***Company assured investors that the portfolio was showing "signs of improvement"*** because "non-accrual investments have declined[.]" However, nearly four months later, on February 27, 2025, it was revealed that the portfolio had already significantly weakened during the 2024 fiscal year, largely due to markdowns and non-accruals from portfolio companies like Razor, Securus, and Astra. *See* ¶¶ 182-84, *supra*.

244. Despite the assurances above, the undisclosed truth was that huge underlying quality issues with the portfolio persisted. On November 6, 2025, Tseng continued to assure investors that "we have seen an increase in deal flow and our pipeline is growing," and "we are encouraged by the progress we've made this year in improving the credit quality and the diversity of our portfolio."

245. Approximately two and a half months later, on January 23, 2026, the Company disclosed that its net asset value per share as of December 31, 2025 would be between approximately $7.05 and $7.09, an anticipated decline of approximately 19.0% in a single quarter and approximately 23% below the $9.23 reported approximately one year earlier. ***When Defendants explained that result on February 27, 2026, they described conditions that do not develop in a quarter.***

Defendant Tseng told analysts that "[t]he road to recovery, as we've discussed on past calls, are not always linear. In fact, they're rarely linear," and that "equity investments, as you know, are more sensitive to enterprise value changes just given that they're at the bottom of the capital stack." He characterized the fourth quarter write-downs as "disappointing" and stated that Defendants' "highest near-term priority is to improve the credit quality of our investment portfolio by working diligently to resolve challenged credits."

246. Defendants never disclosed that the valuation process they described was producing valuations inconsistent with its own stated methodology, and never disclosed any material matter concerning that process to investors.

I. SOX CERTIFICATIONS

247. Each Individual Defendant personally certified the accuracy of the periodic reports in which the misstated values were reported. Pursuant to Section 302 of the Sarbanes-Oxley Act, Defendant Cuellar, together with Defendant Vig or Defendant Tseng, as applicable, certified in each Class Period Form 10-Q and Form 10-K that the report "does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading," and that "the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant." Pursuant to Section 906, the same officers certified that the report "fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934" and that the information it contained "fairly presents, in all material respects, the financial condition and results of operations of the Company." The financial statements so certified reported the fair value of every position identified in Section H, the aggregate of

those values, and the net asset value per share derived from them. Each certification was made by an officer who, through the Advisor's Investment Committee, participated in the quarterly review of every one of those positions.

V. CLASS ACTION ALLEGATIONS

248. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class consisting of all persons and entities that purchased or otherwise acquired BlackRock securities during the Class Period and were damaged thereby (the "Class"). Excluded from the Class are Defendants; the officers and directors of the Company at all relevant times; members of their immediate families and their legal representatives, heirs, successors, and assigns; any entity in which Defendants have or had a controlling interest; and the Advisor and its affiliates.

249. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, BlackRock securities were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiffs at this time and can be ascertained only through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by BlackRock or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

250. Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class were similarly affected by Defendants' wrongful conduct in violation of federal law complained of herein.

251. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in

class and securities litigation. Plaintiffs have no interests antagonistic to or in conflict with those of the Class.

252. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

- whether the federal securities laws were violated by Defendants' acts as alleged herein;
- whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations and management of BlackRock;
- whether the Individual Defendants caused BlackRock to issue false and misleading statements during the Class Period;
- whether Defendants acted knowingly or recklessly in issuing false and misleading statements;
- whether the prices of BlackRock securities during the Class Period were artificially inflated because of Defendants' conduct complained of herein; and
- whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

253. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

254. Plaintiffs will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- Defendants made public misrepresentations or failed to disclose material facts during the Class Period;
- the omissions and misrepresentations were material;

- BlackRock securities are traded in an efficient market;
- the Company's shares were liquid and traded with moderate to heavy volume during the Class Period;
- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities;
- Plaintiffs and members of the Class purchased, acquired and/or sold BlackRock securities between the time Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts;
- BlackRock common stock traded on the NASDAQ Global Select Market, a highly efficient and automated market;
- the Company was eligible to file, and did file, registration statements with the SEC;
- the Company was followed by securities analysts employed by major brokerage firms, including J.P. Morgan, Raymond James, Oppenheimer, Ladenburg Thalmann, and Citizens JMP, who wrote reports that were distributed to those firms' customers and entered the public marketplace; and
- unexpected material news concerning the Company was rapidly reflected in the price of its common stock, as demonstrated by the price movements alleged herein.

255. Based upon the foregoing, Plaintiffs and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

256. Alternatively, Plaintiffs and the members of the Class are entitled to the presumption of reliance established by the Supreme Court *in Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

VI. LOSS CAUSATION

257. During the Class Period, as detailed herein, Defendants made materially false and misleading statements and omissions concerning the values assigned to BlackRock's portfolio investments and the NAV derived from them, and engaged in a course of conduct that artificially inflated and maintained the price of BlackRock's common stock. That conduct operated as a fraud or deceit upon Class Period purchasers. When the concealed facts were revealed to the market, the price of BlackRock common stock declined sharply, and the artificial inflation was removed from the price. Plaintiffs and other Class members who purchased BlackRock securities during the Class Period at prices inflated by Defendants' conduct suffered economic loss, that is, damages, under the federal securities laws.

258. The inflation arose in a specific and identifiable way. The market for a BDC prices its shares by reference to NAV. *See* ¶¶ 26-28, *supra*. Because a BDC's investments are illiquid and privately held, investors cannot independently verify the values assigned to them and are dependent upon the accuracy of the issuer's representations about how those values were derived. *See* ¶¶ 27, 28, 44-45, *supra*. Defendants represented that every investment was valued at least quarterly on the basis of quotations or affirmative pricing from independent third-party sources, that valuations were not based on long-term work-out value or on incremental value for potential future changes, and that the resulting NAVs were accurate. *See* ¶¶ 53-64, *supra*. Investors paid prices that embedded those representations.

259. *The February 27, 2025 Partial Corrective Disclosure.* Before the market opened on February 27, 2025, the Company reported fourth quarter and full year 2024 results and filed its Form 10-K. It disclosed that debt and preferred equity investments in twelve portfolio companies stood on non-accrual,

representing 5.6% of the portfolio at fair value and 14.4% at cost, against four portfolio companies at 2.0% and 3.7% one year earlier; that NAV per share had fallen 22.44% year over year, to $9.23; and that realized and unrealized losses for 2024 totaled $194,895,042, an increase of 186.26% over the prior year. BlackRock TCP Capital Corp., Annual Report (Form 10-K), at 81–82 (Feb. 27, 2025); *see* ¶¶ 182-84, *supra*. BlackRock common stock fell from $9.34 to $8.44, a decline of $0.90 or 9.64%, on volume of 1,952,428 shares, approximately 3.4 times the trailing 90-trading-day average.

260. That disclosure was only partially corrective, and substantial inflation remained. On the same day, Defendants reaffirmed the accuracy of the then-current $9.23 net asset value, repeated the valuation-process representation, told investors that "the vast majority of our portfolio continued to perform well," presented the SellerX mark-up as an offsetting positive, reported an improved weighted average internal portfolio risk rating, and characterized the quarter's largest markdown as a "surprise." *See* ¶¶ 147-57, *supra*. The positions identified in Section H continued to be carried at or near full value, and Defendants continued to make the false and misleading statements alleged in Sections I.C through e.

261. *Inflation Maintenance.* On the Class Period reporting dates that followed, Defendants' statements operated to maintain the inflation already embedded in the price. By reaffirming the integrity of the valuation process, reporting NAVs computed from marks that did not conform to it, and characterizing impaired credits as resolved or improving, Defendants prevented the price from declining to the level it would have occupied had the concealed facts been disclosed. *See* ¶ 260, *supra*. On August 7, 2025, when Defendants disclosed a NAV decline to $8.71 per share but attributed it to "markdowns on previously restructured investments rather than new credit issues," the stock fell 3.61%, from

$7.20 to $6.94, on volume of 1,453,553 shares, approximately 2.6 times the trailing 90-trading-day average. That partial decline reflected the dissipation of some, but not all, of the inflation Defendants' contemporaneous characterizations preserved.

262. *The January 23, 2026 Corrective Disclosure.* After the close of trading on January 23, 2026, the Company filed a Current Report on Form 8-K disclosing that its NAV per share as of December 31, 2025 would be between approximately $7.05 and $7.09, an anticipated decline of approximately 19.0% in a single quarter from the $8.71 reported at September 30, 2025, and that the decline was "primarily driven by issuer-specific developments during the quarter." The Company identified six portfolio companies, Edmentum, Razor, SellerX, Renovo, Hylan, and InMobi, that "contributed approximately 67% or approximately $1.11 per share of the decline . . . ." *Id.* It disclosed that non-accruals would rise to approximately 4.0% of the portfolio at fair value and 9.6% at cost, and that net regulatory leverage would rise to approximately 1.45x from 1.20x, producing an estimated total debt-to-equity ratio of approximately 1.74x. *Id.*

263. That disclosure revealed the concealed truth directly. A portfolio does not lose nineteen percent of its value in ninety days because of developments confined to those ninety days. Five of the six positions Defendants identified—Renovo, Razor, SellerX, Hylan, and, in the aggregate, Edmentum—had been carried at or near their cost bases as of September 30, 2025, and each had been the subject of Defendants' own reassurances during the Class Period. *See* ¶¶ 91, 99, 110-11, 119, 133, 141-81, *supra*. The disclosure therefore revealed what Defendants had concealed: that the marks assigned to those positions had not been current, had not been derived from the process Defendants described, and had not reflected the information available at the measurement dates on which they were struck.

264. On the next trading day, January 26, 2026, BlackRock common stock fell from $5.86 to $5.10, a decline of $0.76 or 12.97%, on volume of 6,702,328 shares, approximately 8.7 times the trailing 90-trading-day average.

265. *The Absence of Confounding Information.* The January 23, 2026 Form 8-K announced no dividend, no change in management, no financing transaction, no litigation, no guidance revision, and no other corporate event. It disclosed the Company's preliminary NAV, and the consequences for non-accruals and leverage. There was no company-specific news of any other kind that day. Market commentary confirmed that the decline was attributable to the Company's own portfolio rather than to sector or macroeconomic conditions: J.P. Morgan described the announcement as a very weak earnings announcement, and observed that, apart from a single peer's exposure to Edmentum, TCPC's write-downs "should not have a broad impact" across the sector. Kabir Caprihan & Vincent Barretta, J.P. Morgan, *BDCs In The New Year* 1 (Jan. 26, 2026). *See* ¶¶ 190-92, *supra*.

266. The declines alleged above were a direct and proximate result of the disclosure of the facts Defendants had concealed and misrepresented, and were within the zone of risk concealed by those misrepresentations. Plaintiffs do not attribute to Defendants' fraud any portion of the decline in BlackRock's share price attributable to changed market conditions, general economic factors, or other events unrelated to the valuation and disclosure conduct alleged herein, and intend to establish the appropriate disaggregation through expert testimony.

267. *Post-Class Period Confirmation.* The disclosures made on February 27, 2026 confirm that the deterioration revealed on January 23, 2026 was long-running and was concentrated in the very positions Defendants had carried at or near full value. *See* ¶¶ 182-98, *supra*. On that date the Company reported final audited NAV of $7.07 per share, within the preliminary range announced on

January 23, 2026, and disclosed that approximately 91% of the quarterly reduction was attributable to investments underwritten in 2021 or earlier.

268. The economic loss suffered by Plaintiffs and other Class members was a direct and proximate result of Defendants' conduct in artificially inflating and maintaining the price of BlackRock common stock and the subsequent decline in that price when the concealed facts were revealed.

VII. NO SAFE HARBOR

269. The safe harbor provisions for forward-looking statements under the Private Securities Litigation Reform Act of 1995 are applicable only under certain circumstances that do not apply to any of the materially false and misleading statements and omissions alleged in this Complaint.

270. *First*, many of the identified false and misleading statements and omissions herein are not forward-looking statements, but instead are statements of current or historic fact, or are actionable in context because they omit then-existing material facts.

271. *Second*, many of the identified false and misleading statements were not identified as forward-looking statements.

272. *Third*, to the extent there were any forward-looking statements that were identified as such at the time made, those statements also contained statements of present or past facts and so are not entitled to protection under the safe harbor.

273. *Fourth*, to the extent there were any forward-looking statements that were identified as such at the time made, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Such statements were also not accompanied by meaningful cautionary language, because

any warnings or risk factors contained or incorporated by reference in the relevant press release, SEC filing, earnings call, or other public statement described herein were generic, boilerplate statements of risk applicable to any company, and disclosed no facts concerning the specific problems then existing in BlackRock's portfolio or any other factor that would have given investors adequate notice of those risks. Defendants are liable for those false and misleading forward-looking statements because at the time each of those statements were made, the particular speaker knew that the particular forward-looking statement was false, or by reason of what the speaker failed to note, was materially false and/or misleading, and/or that each such statement was authorized and/or approved by a director and/or executive officer of BlackRock who actually knew that each such statement was false or misleading when made.

VIII. CONTROL PERSON LIABILITY

274. The ndividual Defendants, because of their positions with BlackRock, possessed the power and authority to control the contents of the Company's reports to the SEC, press releases, and presentations to securities analysts, money and portfolio managers, and institutional investors. Each ndividual Defendant possessed the power to direct or cause the direction of the management and policies of BlackRock. Each ndividual Defendant had a duty to promptly disseminate complete, accurate, and truthful information with respect to the status of BlackRock's investment portfolio. Each ndividual Defendant was provided with copies of the Company's SEC filings, press releases, and other documents alleged herein to be false or misleading prior to, or shortly after, their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions and access to material non-public information, each Defendant knew or recklessly disregarded that the adverse facts

and omission specified herein had not been disclosed to, and were being concealed from, the public, and that the positive representations and omissions which were being made were then materially false and/or misleading.

COUNT I
(Violations of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated Thereunder Against All Defendants)

275. Plaintiffs repeat and re-allege each and every allegation contained above as if fully set forth herein.

276. This Count is asserted against Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

277. During the Class Period, Defendants engaged in a plan, scheme, and course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud and deceit upon Plaintiffs and the other members of the Class; made various untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices, schemes and artifices to defraud in connection with the purchase and sale of securities. Such scheme was intended to, and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiffs and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of BlackRock common stock; and (iii) cause Plaintiffs and other members of the Class to purchase or otherwise acquire BlackRock common stock at artificially inflated prices. In furtherance of this unlawful scheme, plan, and course of conduct, Defendants took the actions set forth herein.

278. Pursuant to the above plan, scheme, conspiracy and course of conduct, each of the Defendants participated directly or indirectly in the preparation and/or

issuance of the SEC filings, press releases and other statements and documents described above, including statements made to securities analysts and the media that were designed to influence the market for BlackRock securities. Such reports, filings, releases and statements were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about BlackRock's finances and business prospects.

279. By virtue of their positions at BlackRock, Defendants had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiffs and the other members of the Class, or, in the alternative, Defendants acted with reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to Defendants. Said acts and omissions of Defendants were committed willfully or with reckless disregard for the truth. In addition, each Defendant knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

280. Information showing that Defendants acted knowingly or with reckless disregard for the truth is peculiarly within Defendants' knowledge and control. As the senior managers and/or directors of BlackRock, the Individual Defendants had knowledge of the details of BlackRock's internal affairs.

281. The Individual Defendants are liable both directly and indirectly for the wrongs complained of herein. Because of their positions of control and authority, the Individual Defendants were able to and did, directly or indirectly, control the content of the statements of BlackRock. As officers and/or directors of a publicly held company, the Individual Defendants had a duty to disseminate timely, accurate, and truthful information with respect to BlackRock's businesses,

operations, future financial condition and future prospects. As a result of the dissemination of the aforementioned false and misleading reports, releases and public statements, the market price of BlackRock securities was artificially inflated throughout the Class Period. In ignorance of the adverse facts concerning BlackRock's business and financial condition which were concealed by Defendants, Plaintiffs and the other members of the Class purchased or otherwise acquired BlackRock securities at artificially inflated prices and relied upon the price of the securities, the integrity of the market for the securities and/or upon statements disseminated by Defendants, and were damaged thereby.

282. During the Class Period, BlackRock securities were traded on an active and efficient market. Plaintiffs and the other members of the Class, relying on the materially false and misleading statements described herein, which Defendants made, issued or caused to be disseminated, or relying upon the integrity of the market, purchased or otherwise acquired shares of BlackRock securities at prices artificially inflated by Defendants' wrongful conduct. Had Plaintiffs and the other members of the Class known the truth, they would not have purchased or otherwise acquired said securities, or would not have purchased or otherwise acquired them at the inflated prices that were paid. At the time of the purchases and/or acquisitions by Plaintiffs and the Class, the true value of BlackRock securities was substantially lower than the prices paid by Plaintiffs and the other members of the Class. The market price of BlackRock securities declined sharply upon public disclosure of the facts alleged herein to the injury of Plaintiffs and Class members.

COUNT II
(Violations of Section 20(a) of the Exchange Act Against The Individual Defendants)

283. Plaintiffs repeat and re-allege each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

284. During the Class Period, the Individual Defendants participated in the operation and management of BlackRock, and conducted and participated, directly and indirectly, in the conduct of BlackRock's business affairs. Because of their senior positions, they knew the adverse non-public information about BlackRock's misstatements with respect to the status of the investment portfolio.

285. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to BlackRock's results of operations, and to correct promptly any public statements issued by BlackRock which had become materially false or misleading.

286. Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which BlackRock disseminated in the marketplace during the Class Period concerning BlackRock's results of operations. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause BlackRock to engage in the wrongful acts complained of herein. The Individual Defendants, therefore, were "controlling persons" of BlackRock within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of BlackRock securities.

287. Each of the Individual Defendants, therefore, acted as a controlling person of BlackRock. By reason of their senior management positions and/or being

directors of BlackRock, each of the Individual Defendants had the power to direct the actions of, and exercised the same to cause, BlackRock to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of BlackRock and possessed the power to control the specific activities which comprise the primary violations about which Plaintiffs and the other members of the Class complain.

288. By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by BlackRock.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment against Defendants as follows:

A. Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiffs as the Class representatives;

B. Requiring Defendants to pay damages sustained by Plaintiffs and the Class by reason of the acts and transactions alleged herein;

C. Awarding Plaintiffs and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' fees, expert fees and other costs; and

D. Awarding such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiffs hereby demand a trial by jury on all triable claims.

Dated: August 24, 2026

Respectfully submitted,

By: /s/ *James M. Wilson, Jr.*
James M. Wilson, Jr.

James M. Wilson, Jr. (admitted *pro hac vice*)
FARUQI & FARUQI, LLP
685 Third Avenue, 26th Floor
New York, NY 10017
Telephone: 212-983-9330
Facsimile: 212-983-9331
Email: jwilson@faruqilaw.com

Robert W. Killorin (admitted *pro hac vice*)
FARUQI & FARUQI, LLP
3565 Piedmont Road NE Building Four
Suite 380
Atlanta, GA 30305
Telephone: 404-847-0617
Facsimile: 404-506-9534
Email: rkillorin@faruqilaw.com

Lisa T. Omoto SBN 303830
FARUQI & FARUQI, LLP
1901 Avenue of the Stars, Suite 1060
Los Angeles, CA 90067
Telephone: 424-256-2884
Facsimile: 424-256-2885
E-mail: lomoto@faruqilaw.com

Attorneys for Lead Plaintiffs Matthew Zuliani and Thea Zuliani and Lead Counsel for the Class